EXHIBIT 99.2

For Immediate Release	Date: February 21, 2023
23-17-TR

Teck Reports Unaudited Fourth Quarter Results for 2022

High commodity prices drive record annual financial performance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited fourth quarter results for 2022.

"We achieved a number of financial performance records in 2022, driven by the continued strong commodity price environment and the resilience of our teams, who successfully managed through short-term production challenges in the fourth quarter,” said Jonathan Price, CEO. “We are well positioned to execute on our strategic priorities in 2023 and expect a transformational year with the commissioning and ramp-up of our QB2 project."

Highlights

•	Adjusted profit attributable to shareholders[1] of $558 million or $1.09 per share in Q4 2022 and a record $4.9 billion or $9.25 per share for the year.
•	Profit from continuing operations attributable to shareholders of $247 million or $0.48 per share in Q4 2022 and a record $4.1 billion or $7.77 per share for the year.
•	Adjusted EBITDA[1] was $1.3 billion in Q4 2022 and a record $9.6 billion for the year. Profit before tax from continuing operations was $594 million in Q4 2022 and $6.6 billion for the year.
•	We generated cash flows from operations of $8.0 billion in the year, ending the year with a cash balance of $1.9 billion. Our liquidity as at February 20, 2023 is $8.2 billion, including $2.8 billion of cash.
•	We have continued to de-lever our balance sheet, purchasing and redeeming US$1.0 billion of our notes between January 2022 and February 2023.
•	On February 18, 2023, the Board approved a $0.625 per share dividend, including a $0.50 per share supplemental dividend, payable on March 31, 2023 to shareholders of record on March 15, 2023, and authorized up to a $250 million share buyback.
•	At QB2, we are in commissioning of Line 1 at the concentrator and making final preparations to feed ore to the mills.
•	Our QB2 capital cost guidance remains unchanged from our previous disclosures.
•	In Q4 2022, our copper business unit gross profit declined by 44% from a year ago due to a decrease in the average realized copper price to US$3.72 per pound and lower sales volumes.
•	In Q4 2022, our zinc business unit gross profit decreased by 74% from a year ago primarily due to a decline in the average realized zinc price to US$1.38 per pound and the impact of the extended major maintenance activities on the KIVCET boiler at our Trail Operations.
•	Gross profit in our steelmaking coal business unit decreased by 42% in Q4 2022 compared to the same period last year due to a decrease of 21% in realized steelmaking coal prices, a two-month plant outage at our Elkview Operations and the impact of extreme weather events in December on our logistics chain.
•	We completed the sale of our interest in Fort Hills to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TotalEnergies) for aggregate gross proceeds of approximately $1 billion in cash on February 2, 2023. We do not anticipate any tax payable on the disposal.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Chris Stannell, Public Relations Manager	604.699.4368

Additional corporate information is available at www.teck.com.

•	Our High Potential Incident Frequency for the full year 2022 was the lowest ever at a rate of 0.10, down 23% compared to 2021.
•	We were named to the S&P Dow Jones Sustainability World Index for the 13th consecutive year and recognized as the #1 company in the Metals and Mining sector. We were recognized in January as one of the 2022 Global 100 Most Sustainable Corporations by Corporate Knights.
•	Teck Resources Limited announced today the reorganization of its business to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd. We also announced a proposed six-year sunset for the multiple voting rights attached to the Class A common shares of Teck. Please refer to our separate news releases with respect to these matters.

Financial Summary Q4 2022

Financial Metrics (CAD$ in millions, except per share data)	Q4 2022	Q4 2021
Revenue	$3,140	$4,196
Gross profit	$1,154	$2,114
Gross profit before depreciation and amortization[1]	$1,538	$2,489
Profit from continuing operations before taxes	$594	$2,246
Adjusted EBITDA[1]	$1,333	$2,521
Profit from continuing operations attributable to shareholders	$247	$1,534
Adjusted profit attributable to shareholders[1]	$558	$1,377
Basic earnings per share from continuing operations	$0.48	$2.88
Diluted earnings per share from continuing operations	$0.47	$2.83
Adjusted basic earnings per share[1]	$1.09	$2.58
Adjusted diluted earnings per share[1]	$1.07	$2.54

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on our Copper Growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	QB2 is in commissioning of Line 1 at the concentrator and making final preparations to feed ore to the mills. Our focus continues to be on system completion and handover as part of the continuous commissioning and ramp-up plan through 2023.

•	Our QB2 construction capital cost guidance remains unchanged from our prior disclosure.

•	We continue to expect QB2 to reach full capacity by end of 2023. As a result of recent changes to IFRS, we are required to recognize sales proceeds and related costs associated with products sold during the ramp-up and commissioning phase of QB2 through earnings rather than capitalizing these amounts. We expect this to increase our unit operating costs[1] for QB2 during ramp-up. Once QB2 is running at full production rates, we expect the average net cash unit costs[1] will be between US$1.40 per pound and US$1.60 per pound.

•	Copper production from 2024 to 2026 is expected to be between 545,000 and 640,000 tonnes per year, including QB2.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

2	Teck Resources Limited 2022 Fourth Quarter News Release

Sustainability leadership

•	Teck is currently ranked #1 in the Metals and Mining Industry on the S&P Corporate Sustainability Assessment, #3 in the Diversified Metals industry by Sustainalytics, #1 among North America Metals and Mining Companies by Moody's ESG and ranked AA by MSCI for ESG performance.

•	We announced a long-term clean power purchase agreement with AES Andes to provide 1,069 Gigawatt hours per year of energy that will result in QB2 having 100% clean renewable power starting in 2025.

Guidance

•	On January 30, 2023, we disclosed our 2023 guidance. Guidance disclosed in this news release is unchanged from our previous disclosures.

•	Summary guidance for 2023 is outlined below and our usual guidance tables, including three-year production guidance, can be found on pages 27 — 32.

2023 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	390 - 445
Zinc (000’s tonnes)	645 - 685
Refined zinc (000’s tonnes)	270 - 290
Steelmaking coal (million tonnes)	24.0 - 26.0
Sales Guidance – Q1 2023
Red Dog zinc in concentrate sales (000’s tonnes)	165 - 185
Steelmaking coal sales (million tonnes)	6.0 - 6.4
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.60 - 1.80
Zinc net cash unit costs (US$/lb.)[1]	0.50 - 0.60
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	88 - 96
Steelmaking coal transportation costs (CAD$/tonne)	45 - 48

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
3	Teck Resources Limited 2022 Fourth Quarter News Release

This news release is dated as at February 21, 2023. Unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2022, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	Fourth quarter profitability and cash flow from operations declined from the same period a year ago as a result of lower prices for all our principal products, as shown in the table below, reduced steelmaking coal sales volumes and lower by-product volumes. In addition, unit operating costs[1] were higher across our operations due to expected ongoing inflationary pressures and the effect of lower production levels. These items were partially offset by a weaker Canadian dollar in the fourth quarter as compared with a year ago.

•	Base metal prices declined in the fourth quarter, with copper prices down by 18% compared with a year ago and averaging US$3.63 per pound in the fourth quarter, and zinc prices down by 11% and averaging US$1.36 per pound in the fourth quarter.

•	Realized steelmaking coal prices in the fourth quarter averaged US$278 per tonne, a decline of 21% from the fourth quarter a year ago.

Average Prices and Exchange Rates	Three months ended December 31,		Change
	2022	2021
Copper (LME cash – US$/pound)	$3.63	$4.40	(18)%
Zinc (LME cash – US$/pound)	$1.36	$1.53	(11)%
Steelmaking coal (realized US$/tonne)	$278	$351	(21)%
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.26	8%

•	We faced a number of operating challenges during the fourth quarter and several of our operations experienced severe winter weather in December. Previously disclosed operating challenges in the fourth quarter included the two-month plant outage at our Elkview Operations, a temporary pit closure at Highland Valley Copper as a result of a localized geotechnical event and a one-month extension of major planned maintenance activities on the KIVCET boiler at our Trail Operations.

•	Copper sales volumes in the fourth quarter decreased by 10% from the same period a year ago due to the reduced production from Highland Valley Copper. Zinc in concentrate sales volumes in the fourth quarter were the same as a year ago and refined zinc sales volumes from Trail were 18% lower than a year ago due to the extended major planned maintenance on the KIVCET boiler. Steelmaking coal sales volumes of 4.3 million tonnes were 16% lower than a year ago as a result of lower production levels and the impacts of severe winter weather in December.

•	On February 18, 2023, Teck’s Board of Directors approved an eligible dividend of $0.625 per share. The $0.625 per share dividend consists of $0.125 per share quarterly base dividend and a supplemental dividend of $0.50 per share on our Class A common and Class B subordinate voting shares, to be paid on March 31, 2023 to shareholders of record at the close of business on March 15, 2023. We also announced that our Board of Directors has authorized the repurchase of $250 million of Class B subordinate voting shares under our Normal Course Issuer Bid.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
4	Teck Resources Limited 2022 Fourth Quarter News Release

•	Although we remain highly focused on managing our controllable operating expenditures, we continue to experience inflationary pressures across our business units, which impacted results in the fourth quarter. Our operating costs increased by 10% compared to the same period last year. Approximately half of the increase in operating costs relates to diesel costs at our operations and in our transportation costs. The increase in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, is being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers remain relatively stable, inflationary pressures on diesel prices and other key input costs are expected to continue to put upward pressure on our unit costs[1] and sustaining capital expenditures in 2023.

•	We completed the sale of our interest in Fort Hills to Suncor and TotalEnergies for aggregate gross proceeds of approximately $1 billion in cash on February 2, 2023 and do not expect any tax payable on the disposition. Results from our interest in Fort Hills have been classified as a discontinued operation and assets held for sale beginning in the fourth quarter of 2022.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
5	Teck Resources Limited 2022 Fourth Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

In the fourth quarter, profit from continuing operations attributable to shareholders was $247 million, or $0.48 per share, compared to $1.5 billion, or $2.88 per share, in the same period last year. The decrease compared to the same period last year is primarily due to lower prices and sales volumes for our principal products and higher operating costs.

Adjusted profit attributable to shareholders1 in the fourth quarter, taking into account the items identified in the table below, was $558 million, or $1.09 per share, compared with $1.4 billion, or $2.58 per share, in the fourth quarter of 2021. The most significant fourth quarter adjustment to profit, reflected in the table below, was $203 million of environmental costs primarily relating to a decrease in the rate used to discount our decommissioning and restoration provisions for closed operations and increased expected future remediation costs.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022[2]	2021[3]	2022[5]	2021[3]

Profit attributable to shareholders[2]	$247	$1,487	$4,089	$2,868
Add (deduct) on an after-tax basis:
Asset impairment (impairment reversal)	—	(150)	952	(150)
Loss (gain) on debt purchase	(4)	—	42	—
QB2 variable consideration to IMSA and ENAMI	7	(16)	115	124
Environmental costs	203	19	99	79
Inventory write-downs (reversals)	(2)	8	36	2
Share-based compensation	67	32	181	94
Commodity derivatives	(18)	10	(25)	15
Loss from discontinued operations for the nine months ended September 30, 2022[4]	—	—	(791)	—
Other	58	(13)	175	25
Adjusted profit attributable to shareholders[1]	$558	$1,377	$4,873	$3,057

Basic earnings per share	$0.48	$2.79	$7.77	$5.39
Diluted earnings per share	$0.47	$2.74	$7.63	$5.31
Adjusted basic earnings per share[1]	$1.09	$2.58	$9.25	$5.74
Adjusted diluted earnings per share[1]	$1.07	$2.54	$9.09	$5.66

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Amounts for the three months and year ended December 31, 2022 are for continuing operations only.
3.	Amounts for the three months and year ended December 31, 2021 are as previously reported.
4.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
5.	Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $38 million of after-tax gains ($60 million, before tax) in the fourth quarter, or $0.07 per share.

6	Teck Resources Limited 2022 Fourth Quarter News Release

FINANCIAL OVERVIEW	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except per share data)	2022	2021	2022	2021
Revenue and profit
Revenue	$3,140	$4,196	$17,316	$12,766
Gross profit	$1,154	$2,114	$8,571	$5,214
Gross profit before depreciation and amortization[1]	$1,538	$2,489	$10,245	$6,701
Profit from continuing operations before taxes	$594	$2,246	$6,565	$4,688
Adjusted EBITDA[1]	$1,333	$2,521	$9,568	$6,573
Profit attributable to shareholders	$266	$1,487	$3,317	$2,868
Profit from continuing operations attributable to shareholders	$247	$1,534	$4,089	$3,123
Cash flow
Cash flow from operations	$930	$2,098	$7,983	$4,738
Property, plant and equipment expenditures	$1,416	$1,066	$4,423	$3,966
Capitalized stripping costs	$345	$186	$1,042	$667
Investments	$34	$26	$199	$160
Balance Sheet
Cash balances			$1,883	$1,427
Total assets			$52,359	$47,368
Debt and lease liabilities, including current portion			$7,738	$8,068
Per share amounts
Basic earnings per share	$0.52	$2.79	$6.30	$5.39
Diluted earnings per share	$0.51	$2.74	$6.19	$5.31
Basic earnings per share from continuing operations	$0.48	$2.88	$7.77	$5.87
Diluted earnings per share from continuing operations	$0.47	$2.83	$7.63	$5.78
Dividends declared per share	$0.125	$0.05	$1.00	$0.20
PRODUCTION, SALES AND PRICES
Production (000’s tonnes, except steelmaking coal)
Copper[2]	65	72	270	287
Zinc in concentrate	143	148	650	607
Zinc – refined	46	68	249	279
Steelmaking coal (million tonnes)	4.9	6.3	21.5	24.6
Sales (000’s tonnes, except steelmaking coal)
Copper[2]	64	71	276	280
Zinc in concentrate	164	165	675	549
Zinc – refined	57	70	257	281
Steelmaking coal (millions tonnes)	4.3	5.1	22.2	23.4
Average prices and exchange rates
Copper (LME cash – US$/pound)	$3.63	$4.40	$3.99	$4.23
Zinc (LME cash – US$/pound)	$1.36	$1.53	$1.58	$1.36
Steelmaking coal (realized US$/tonne)	$278	$351	$355	$209
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.26	$1.30	$1.25

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina representing our proportionate ownership interest in this operation.
7	Teck Resources Limited 2022 Fourth Quarter News Release

BUSINESS UNIT RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021

Revenue
Copper	$753	$924	$3,381	$3,452
Zinc	711	987	3,526	3,063
Steelmaking coal	1,676	2,285	10,409	6,251
Total	$3,140	$4,196	$17,316	$12,766

Gross profit
Copper	$248	$442	$1,399	$1,741
Zinc	57	217	771	688
Steelmaking coal	849	1,455	6,401	2,785
Total	$1,154	$2,114	$8,571	$5,214

Gross profit before depreciation and amortization[1]
Copper	$364	$536	$1,837	$2,126
Zinc	129	285	1,044	918
Steelmaking coal	1,045	1,668	7,364	3,657
Total	$1,538	$2,489	$10,245	$6,701

Gross profit margins before depreciation and amortization[1]
Copper	48%	58%	54%	62%
Zinc	18%	29%	30%	30%
Steelmaking coal	62%	73%	71%	59%

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

8	Teck Resources Limited 2022 Fourth Quarter News Release

COPPER BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021

Copper price (realized – US$/pound)	$3.72	$4.46	$4.00	$4.27
Production (000’s tonnes)[1]	65	72	270	287
Sales (000’s tonnes)[1]	64	71	276	280
Gross profit	$248	$442	$1,399	$1,741
Gross profit before depreciation and amortization[2]	$364	$536	$1,837	$2,126
Property, plant and equipment expenditures	$1,073	$830	$3,574	$2,867

Performance

Gross profit from our copper business unit was $248 million in the fourth quarter compared with $442 million a year ago. Gross profit decreased from a year ago (see table below) primarily due to a decline in realized copper prices, lower production and sales volumes and higher unit operating costs2.

Copper production of 65,400 tonnes in the fourth quarter was 10% lower than a year ago, primarily due to processing of lower grade ore during a temporary pit closure at Highland Valley Copper as a result of a localized geotechnical event that has since been stabilized.

The table below summarizes the change in gross profit in our copper business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2021	$442
Increase (decrease):
Copper price realized	(131)
Sales volumes	(53)
Unit operating costs	(54)
Royalties	19
Labour settlement (2021)	26
Foreign exchange (CAD$/US$)	21
Depreciation	(22)
Net decrease	$(194)
As reported in current quarter	$248

Notes:

1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
9	Teck Resources Limited 2022 Fourth Quarter News Release

Property, plant and equipment expenditures in the fourth quarter totaled $1,073 million, including $132 million for sustaining capital and $834 million for project development expenditures for QB2. Capitalized stripping costs were $120 million in the fourth quarter, $58 million higher than a year ago, as expected in the Antamina and Highland Valley Copper mine plans.

Markets

In the fourth quarter, average LME copper prices rose 3% over the previous quarter to US$3.63 per pound, while the average price for 2022 of US$3.99 per pound remained above long-term historic averages. Global demand for copper metal remained well supported in the fourth quarter, with Chinese imports of copper concentrates and cathodes each increasing approximately 8% over the same period in 2021. Year to date, an additional 1.0 million tonnes of copper were imported into China while reported stocks in the country fell 0.1 million tonnes.

Tightness in the copper concentrate market increased towards the end of the fourth quarter with spot treatment charges falling below the 2023 annual contract terms. With China lifting COVID-19 restrictions, concentrate imports have been increasing despite the copper production disruptions in Chile and Peru. Global stocks of copper cathode on exchanges around the world remain below historic levels at 2.8 days of global consumption compared to the long-term average of 10.8 days. Stocks on exchanges and in bonded warehouses in China fell 305,000 tonnes in the second half of the year with the majority of the decrease coming from Chinese bonded warehouses. Total visible stocks, including bonded stocks, are at the lowest levels since 2009 at 3.5 days of consumption, compared to a long-term average of 14.5 days.

Operations

Highland Valley Copper

Copper production of 27,900 tonnes in the fourth quarter was 5,100 tonnes lower than a year ago, as result of milling lower grade stockpiles during the temporary pit closure in early December, noted above, partly offset by improved mill recoveries. Fourth quarter molybdenum production of 186,000 pounds was similar to a year ago.

Operating costs, before changes in inventory, were $199 million in the fourth quarter or $33 million higher than a year ago. The increase was primarily due to higher consumables costs, most notably diesel, as well as maintenance and repair parts costs and contractor expenses.

Antamina

Copper production (100% basis) of 108,200 tonnes in the fourth quarter was 9,700 tonnes lower than a year ago, primarily due to lower copper grades. The mix of mill feed in the quarter was 59% copper-only ore and 41% copper-zinc ore, compared with 55% copper-only ore and 45% copper-zinc ore, respectively, a year ago. Zinc production (100% basis) of 105,600 tonnes in the fourth quarter was similar to a year ago.

Operating costs, before changes in inventory, were US$92 million (22.5% share) in the fourth quarter, or US$8 million lower than a year ago despite higher consumable costs, particularly for diesel. Operating costs in the fourth quarter last year were higher as they had included a one-time labour settlement cost and higher workers' participation expense.

In 2022, Antamina submitted a MEIA (Modification of Environmental Impact Assessment) to Peruvian regulators to extend its mine life from 2028 to 2036. The regulatory review process is progressing as scheduled, with approval anticipated in the second half of 2023.

Carmen de Andacollo

Copper production of 10,900 tonnes in the fourth quarter was 600 tonnes higher than a year ago, primarily due to higher copper grade, partially offset by lower mill recoveries.

10	Teck Resources Limited 2022 Fourth Quarter News Release

Operating costs, before changes in inventory, in the fourth quarter of US$62 million were US$4 million higher than a year ago primarily due to inflationary pressures on consumables.

Quebrada Blanca

Copper cathode production was 2,300 tonnes in the fourth quarter compared with 2,900 tonnes a year ago.

Cost of Sales

Cost of sales was $505 million in the fourth quarter compared with $482 million in the same period last year. Total cash unit costs1 of product sold in the fourth quarter, before cash margins for by-products1, of US$2.18 per pound were US$0.22 per pound higher than the same period a year ago. This was due to the effect of lower production levels and higher consumables costs due to inflation, particularly for diesel, as well as higher maintenance, repair parts, and contractor costs. Cash margins for by-products1 were US$0.42 per pound compared with US$0.44 per pound in the same period a year ago due to lower zinc prices. The resulting net cash unit costs1 for copper, after cash margins for by-products1, of US$1.76 per pound were US$0.24 per pound higher than the same period a year ago.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2022	2021	2022	2021

Adjusted cash cost of sales[1]	$1.98	$1.78	$1.84	$1.63
Smelter processing charges	0.20	0.18	0.18	0.17
Total cash unit costs[1]	$2.18	$1.96	$2.02	$1.80
Cash margin for by-products[1]	(0.42)	(0.44)	(0.46)	(0.41)
Net cash unit costs[1]	$1.76	$1.52	$1.56	$1.39

Outlook

Our 2023 annual guidance for our copper business unit is outlined in our guidance tables on pages 27 — 32 and is unchanged from our previously issued guidance.

Development Projects

Quebrada Blanca Phase 2

At Quebrada Blanca Phase 2, we are in commissioning of Line 1 at the concentrator and making final preparations to feed ore to the mills. This is part of the continuous commissioning plan for mechanical completion of Line 1 which will be followed by mechanical completion of Line 2 and ramp-up through 2023.

Some of the key milestones achieved since our last quarterly update include:

•	Completion and energization of the high voltage transmission lines and substations.

•	Production of desalinated water and ongoing commissioning of the pump stations and water delivery system.

•	Mine area well advanced with pre-stripping and delivery of ore to the primary crusher.

•	Pre-Commissioning of the primary crusher, overland conveyors and reclaim feeders.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
11	Teck Resources Limited 2022 Fourth Quarter News Release

•	Pre-Commissioning of Ball Mill 1, SAG Mill 1 and the cyclone feed pumps.

•	Pre-Commissioning in the Flotation area.

Construction capital cost guidance remains unchanged from our prior disclosure of US$7.4 to US$7.75 billion. We expect to spend approximately US$900 million to US$1.3 billion on Quebrada Blanca Phase 2 development capital in 2023. A portion of this capital is related to items outside of the critical path for first copper, including the ship loader and the molybdenum plant.

Copper Growth

We continue to actively advance our industry-leading Copper Growth portfolio in a prudent and timely manner. The approach is driven by balancing growth and return of capital, value-focused asset de-risking including permitting, optimization of funding sources and prioritization and sequencing of capital investments.

At Highland Valley Copper, work continues on a feasibility study, detailed social baseline studies, community discussions and related environmental permitting work for our HVC 2040 project, which has the potential to extend operations to at least 2040. Completion of the feasibility study, expected in the second half of 2023, which is running in parallel to community discussions and environmental assessment application, which is in progress, with submission planned in the second half of 2023.

At Zafranal, for which a feasibility study has been completed, we received confirmation of Socio-Economic Impact Assessment (SEIA) admissibility, successfully completed a comprehensive virtual public participation session in the first quarter of 2022 and responded to SEIA observations in the third quarter of 2022. We expect to complete the SEIA review process and potentially receive the permit in the first half of 2023, while updating the feasibility study and preparing for detailed engineering.

At San Nicolás, a feasibility study was initiated in early 2022, which we expect to complete in early 2024. Alongside the feasibility study, we continued to advance detailed social, community, and environmental studies to inform an Environmental Impact Assessment, which we are targeting for submission in the first half of 2023.

On September 16, 2022, we announced that Agnico Eagle Mines Limited has agreed to subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V., a wholly-owned Teck subsidiary that owns the San Nicolás copper-zinc development project, for US$580 million. Closing of the transaction, subject to customary closing conditions including receipt of regulatory approvals, is expected in the second quarter of 2023.

On July 20, 2022, we announced an agreement with PolyMet Mining Corp (PolyMet) to form a 50:50 joint venture, to advance PolyMet's NorthMet project and Teck's Mesaba mineral deposit. The transaction closed on February 15, 2023. The joint venture is held and operated through a new entity called NewRange Copper Nickel LLC.

We are advancing a feasibility study for the Quebrada Blanca Mill Expansion (QBME) which will entail an increase in concentrator throughput of approximately 50%, with the addition of one identical, semi-autogenous grinding line. We believe this configuration optimizes the timeline to progress the development of the orebody, while leveraging existing infrastructure to maximize capital efficiency. A permit application was submitted to the Chilean regulator in early 2023, and the feasibility study is expected to be completed later this year. QBME is expected to be a significant contributor to our near-term copper growth portfolio with potential first production as early as 2026.

At Galore Creek, the prefeasibility study is targeted for the second half of 2023. Strategic, technical and commercial assessments, including focused field programs, permitting and community engagement work, for the advancement of Mesaba, Schaft Creek and NuevaUnión are ongoing.

12	Teck Resources Limited 2022 Fourth Quarter News Release

ZINC BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021

Zinc price (realized – US$/pound)	$1.38	$1.52	$1.52	$1.39
Production (000’s tonnes)
Refined zinc	46	68	249	279
Zinc in concentrate[1]	120	125	553	503
Sales (000’s tonnes)
Refined zinc	57	70	257	281
Zinc in concentrate[1]	142	140	578	446
Gross profit	$57	$217	$771	$688
Gross profit before depreciation and amortization[2]	$129	$285	$1,044	$918
Property, plant and equipment expenditures	$132	$47	$281	$168

Notes:
1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc business unit was $57 million in the fourth quarter compared with $217 million a year ago. Gross profit decreased compared with a year ago (see table below) primarily due to a 9% decrease in realized zinc prices, lower refined zinc sales volumes, higher operating costs and a decrease in lead and silver by-product sales volumes from our Red Dog and Trail Operations.

At our Red Dog Operations, zinc production in the fourth quarter decreased by 4%, or 5,500 tonnes, while lead production was consistent with the same period last year at 18,000 tonnes. At our Trail Operations, refined zinc production was 32% lower than a year ago, due to major planned maintenance on the KIVCET boiler and unplanned downtime due to extreme cold weather in late December.

13	Teck Resources Limited 2022 Fourth Quarter News Release

The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in the fourth quarter of 2021	$217
Increase (decrease):
Zinc price realized	(9)
Smelter processing charges	(38)
Sales volumes	(11)
Unit operating costs	(20)
Co-product and by-product contribution	(147)
Royalties	48
Foreign exchange	21
Depreciation	(4)
Net decrease	$(160)
As reported in current quarter	$57

Property, plant and equipment expenditures in the fourth quarter totaled $132 million, including $124 million for sustaining capital, of which $91 million relates to our Trail Operations and $33 million relating to our Red Dog Operations.

Markets

The refined zinc market remained tight in Europe and North America with premiums in both markets remaining above historic levels. Prices for zinc on the London Metals Exchange fell approximately 8% in the fourth quarter to average US$1.36 per pound, while average annual prices for 2022 reached a record high of US$1.58 per pound, increasing 16% from 2021 annual average. Zinc prices continue to be impacted by rising inflationary pressures and concerns of an economic recession. Physical demand for zinc metal for use in infrastructure, as well as renewable energy steel infrastructure, continues to remain well supported.

The zinc concentrate market remained under pressure through the fourth quarter, as high power prices in Europe maintained the temporary suspension of metal production in the region. Smelters in China are rebuilding concentrate stocks depleted over the summer and imports of concentrates into China increased 31% in the second half of 2022 over the same period last year and were up 13% for the full year 2022 to 1.9 million tonnes, an historic high. In 2022, mine production cuts have mitigated some of the European smelter cuts with the closure or suspension of production at mines outside of China.

Inventories continue to be drawn down due to lower production at most smelters outside of China. Zinc stocks on the LME fell by 45,000 tonnes in the fourth quarter, down 84% over last year, and reflecting the lowest levels of LME stocks since 1989. Stocks held on the Shanghai Futures Exchange (SHFE) fell 69,800 tonnes in the fourth quarter, a 65% decrease from last year and the lowest level since 2018. Total global exchange stocks remained well below historical levels, ending the year at 1.4 days of global consumption, compared to the 25-year average of 17.2 days. We estimate that total reported global stocks, which include LME, SHFE and bonded stocks, fell by approximately 217,500 tonnes in 2022 to less than 60,000 tonnes at year end, representing an estimated 1.5 days of global demand, compared to the 25-year average of 18.2 days.

14	Teck Resources Limited 2022 Fourth Quarter News Release

Operations

Red Dog

Zinc production decreased to 119,900 tonnes in the fourth quarter compared with 125,400 tonnes a year ago, primarily due to reduced mill throughput. Lead production was consistent with a year ago at 18,000 tonnes.

Operating costs, before inventory changes, in the fourth quarter were US$103 million or US$20 million higher than a year ago. The higher costs reflect the inflationary pressures of annual supplies and consumables delivered to Red Dog during the 2022 shipping season. The fourth quarter of 2022 is the first period in which these higher cost supplies and consumables are used at the operation.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty on net proceeds of production to NANA. The royalty increases by 5% every fifth year to a maximum of 50%. In October 2022, the royalty rate increased to 40% from 35%.

Trail Operations

Refined zinc production of 46,200 tonnes in the fourth quarter was 22,000 tonnes lower than a year ago and refined lead production was 2,100 tonnes in the fourth quarter, or 20,300 tonnes lower than a year ago. Reductions in both zinc and lead production were primarily as a result of planned major asset renewal activities that included replacement of the KIVCET furnace hearth and repairs to the KIVCET boiler. These activities commenced in September and were completed in December, one month longer than planned.

Operating costs, before changes in inventory, in the fourth quarter were 3% higher than a year ago at $142 million, primarily due to increased consumable costs offset by lower consumption due to major maintenance work.

Cost of Sales

Cost of sales was $654 million in the fourth quarter compared with $770 million a year ago, with the decrease driven by lower concentrate purchases at our Trail Operations and lower royalty costs from decreased profitability at our Red Dog Operations, partially offset by higher consumable costs. Total cash unit costs1 of product sold in the fourth quarter for our zinc mining operations, before cash margins for by-products1, were US$0.62 per pound. This was US$0.11 per pound higher than a year ago, due to increased diesel and consumable costs, as well as higher smelter processing charges. The per unit by-product credit decreased to US$0.07 per pound compared with US$0.29 per pound a year ago due to significantly lower by product volumes and lower by-product prices. Net cash unit costs1 for zinc in the fourth quarter, after cash margin for by-products1 of US$0.55 per pound were higher compared with US$0.22 per pound a year ago.

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per pound)	2022	2021	2022	2021

Adjusted cash cost of sales[1]	$0.38	$0.35	$0.37	$0.34
Smelter processing charges	0.24	0.16	0.21	0.22
Total cash unit costs[1]	$0.62	$0.51	$0.58	$0.56
Cash margin for by-products[1]	(0.07)	(0.29)	(0.14)	(0.26)
Net cash unit costs[1]	$0.55	$0.22	$0.44	$0.30

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
15	Teck Resources Limited 2022 Fourth Quarter News Release

Outlook

Our 2023 annual guidance for our zinc business unit is outlined in our guidance tables on pages 27 — 32 and is unchanged from our previously issued guidance.

We expect zinc production at Antamina to be at the lower end of the 2024 — 2026 annual production guidance range disclosed in 2024, and at the higher end of the range in 2025 and 2026.

16	Teck Resources Limited 2022 Fourth Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021

Steelmaking coal price (realized US$/tonne)	$278	$351	$355	$209
Steelmaking coal price (realized CAD$/tonne)	$378	$441	$459	$262
Production (million tonnes)	4.9	6.3	21.5	24.6
Sales (million tonnes)	4.3	5.1	22.2	23.4
Gross profit	$849	$1,455	$6,401	$2,785
Gross profit before depreciation and amortization[1]	$1,045	$1,668	$7,364	$3,657
Property, plant and equipment expenditures	$205	$185	$550	$915

Performance

Gross profit in the fourth quarter from our steelmaking coal business unit decreased by $606 million to $849 million compared to the same period last year (see table below) primarily as a result of lower steelmaking coal prices and lower production and sales volumes. Although realized steelmaking coal prices in the fourth quarter declined by 21% from a year ago, they remain at historically high levels. Production volumes were lower as a result of the two-month plant outage at our Elkview Operations for the repair of the plant feed conveyor, plant availability challenges, ongoing labour constraints and extreme weather events in December.

Sales volumes for the fourth quarter were 4.3 million tonnes, 16% lower than the same period last year, primarily due to lower production and the impact of the extreme weather conditions on our logistics chain that also resulted in higher steelmaking coal inventories to close out the year. We expect to recover the delayed fourth quarter sales in the first half of 2023 as we ramp back up to planned operating levels.

The table below summarizes the change in gross profit (loss) in our steelmaking coal business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended December 31,

As reported in fourth quarter of 2021	$1,455
Increase (decrease):
Steelmaking coal price realized	(397)
Sales volumes	(238)
Operating and transportation unit costs	(105)
Foreign exchange	117
Depreciation	17
Net decrease	$(606)
As reported in current quarter	$849

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
17	Teck Resources Limited 2022 Fourth Quarter News Release

Property, plant and equipment expenditures were $205 million in the fourth quarter, which included $54 million associated with water projects. Capitalized stripping costs were also $205 million in the fourth quarter compared with $89 million in the same period last year, largely associated with development of pits in early stages of mining, continued inflationary impacts on our mining costs, and increased material movement at our Elkview Operations during the plant outage to support mine production in 2023.

Markets

Global steel production decreased during the fourth quarter as global inflationary pressures, monetary tightening and high energy prices weighed on manufacturing activity. However, steelmaking coal prices remained elevated through the quarter as labour issues and weather impacted the seaborne coking coal supply. In the fourth quarter, FOB Australia price assessments, lagged by one month, settled at US$279 per tonne, down slightly from US$287 per tonne in the third quarter. CFR China price assessments for the fourth quarter averaged US$305 per tonne compared to US$311 per tonne in the third quarter.

Trade relations between China and Australia are improving, which is likely to result in the restart of Australian coal exports to China in 2023. While short-term fluctuations in pricing can occur as trade flows adjust, Teck does not expect increased coal trade between China and Australia to have a material impact on steelmaking coal prices, as the global demand and supply balance is expected to remain unchanged.

Operations

Fourth quarter steelmaking coal production of 4.9 million tonnes was 24% lower than the same period last year due to the two-month plant outage at our Elkview Operations for the repair of the plant feed conveyor, plant availability challenges and ongoing labour constraints. In addition, extreme cold weather conditions in December, 2022 caused plant component issues at our operations and interruptions to our logistics chain, resulting in lower sales volumes and stockpiling of steelmaking coal inventories at the operations.

Cost of Sales

Cost of sales was $827 million in the fourth quarter, similar to $830 million in the same period last year. Adjusted site cash cost of sales1 increased to $93 per tonne in the fourth quarter from $72 per tonne a year ago, primarily due to the effect of lower production levels and inflationary pressures including higher diesel prices. Despite these challenges, our annual adjusted site cash cost of sales1 for 2022 were $89 per tonne, which is within our previously disclosed guidance range of $87 to $92 per tonne.

Inflationary pressures continued to impact our key consumable inputs, most notably diesel, and rates from suppliers, affecting cost items such as repair and maintenance parts, and contractors.

Transportation unit costs in the fourth quarter of $50 per tonne were slightly higher than in the same quarter last year due to higher rail fuel surcharges, partly offset by reduced vessel demurrage charges. Port performance in December was challenged by extreme cold weather, negatively impacting sales volumes for the fourth quarter.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
18	Teck Resources Limited 2022 Fourth Quarter News Release

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended December 31,		Year ended December 31,
(amounts reported in CAD$ per tonne)	2022	2021	2022	2021

Adjusted site cash cost of sales[1]	$93	$72	$89	$65
Transportation costs	50	49	47	44
Other	3	—	1	2
Unit costs[1]	$146	$121	$137	$111

	Three months ended December 31,		Year ended December 31,
(amounts reported in US$ per tonne)	2022	2021	2022	2021

Adjusted site cash cost of sales[1]	$68	$57	$68	$52
Transportation costs	37	39	36	35
Other	2	—	—	2
Unit costs[1]	$107	$96	$104	$89

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our total cost of sales for the quarter also included a $25 per tonne charge for the amortization of capitalized stripping costs and $20 per tonne for other depreciation.

Development Projects

Development of the Elkview Administration and Maintenance Complex (AMC) Project (previously the Harmer Project) continues. Site preparation early works were completed in 2022 and construction of the new maintenance and office facilities will start in the first half of 2023. Once the Elkview workforce has relocated from the existing Harmer facilities to the new AMC complex, the area will be decommissioned and rehabilitated to prepare for mining operations in 2025. The Elkview AMC Project is expected to provide high quality steelmaking coal that will support a long-term, nine million tonne per annum rate with top quartile operating margins well into the future. The capital expenditure associated with the AMC Project is considered sustaining capital given the overall production of the steelmaking coal business unit will be maintained as a result of this project and not grown.

We continue to advance the Fording River Extension Project to extend the lifespan of our existing Fording River Operations. A draft decision issued by the Province of British Columbia in December 2022 contemplates continued discussions with Indigenous communities and the development of a revised project description.

Outlook

Our 2023 annual guidance for our steelmaking coal business unit is outlined in our guidance tables on pages 27 — 32 and is unchanged from our previously issued guidance.

Elk Valley Water Quality Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

19	Teck Resources Limited 2022 Fourth Quarter News Release

The majority of our 2022 capital spending for water projects was associated with building additional Saturated Rock Fill (SRF) treatment capacity across the Elk Valley. Capital spending in 2022 on water projects was $184 million. Our existing SRFs and Active Water Treatment Facilities (AWTFs) are operating as designed and, with the recent construction of the Fording River North SRF, there is currently 77.5 million litres per day of constructed water treatment capacity, which we expect to be operating as designed by the end of 2023. This is a fourfold increase in our treatment capacity from 2020.

With this additional capacity, we expect to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley.

In 2023, sustaining capital investment in water treatment facilities, water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) is expected to be approximately $220 million. Key projects include the North Line Creek Phase 1 and the Fording River North 1 Phase 3 SRFs.

Unchanged from our previously issued guidance, we plan to invest between $450 and $550 million of capital in 2023 and 2024 on water management and water treatment, including the capital attributable to incremental measures required under the Direction. This also includes the advancement of the Fording River North 2 Phase 1 SRF, which will increase treatment capacity in the north Elk Valley earlier than previously planned. The continued investment in water treatment during this time frame will further increase our constructed water treatment capacity to 120 million litres per day by the end of 2026.

Operating costs associated with water treatment were approximately $1.50 per tonne in 2022 and are projected to increase gradually over the long term to approximately $3 to $5 per tonne as additional water treatment becomes operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments, and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates to date are based on limited engineering. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are protective of the environment and human health, and provides for adjustments if warranted by monitoring results. Proposed amendments to the Plan are under discussion with provincial regulators and Indigenous communities. The state of Montana's water quality standard for the Koocanusa Reservoir downstream of our mining operations has been set aside on procedural grounds. We continue to engage with U.S. regulators to work towards the establishment of appropriate science-based standards for the reservoir. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies. This could substantially increase or decrease both capital and operating costs associated with water quality management, or could materially affect our ability to permit mine life extensions in new mining areas.

20	Teck Resources Limited 2022 Fourth Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $411 million in the fourth quarter compared with income of $18 million a year ago. Significant items in the fourth quarter included $272 million of environmental costs primarily relating to a decrease in the rate used to discount our decommissioning and restoration provisions for closed operations and increased expected future remediation costs and $88 million of share based compensation expense, partly offset by $60 million of positive settlement pricing adjustments

The table below outlines our outstanding receivable positions, which are valued using provisional prices at September 30, 2022 and December 31, 2022.

	Outstanding at		Outstanding at
	December 31, 2022		September 30, 2022
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	168	3.80	196	3.46
Zinc	218	1.35	411	1.36

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense of $52 million in the fourth quarter was $4 million higher the same period last year. In 2023, we expect our finance expense to increase compared to 2022 as we capitalize less borrowing costs relating to the development of QB2 once we achieve commercial production.

Our non-operating income was $23 million in the fourth quarter compared with $59 million in the same period last year. Significant items in the quarter included $19 million of foreign exchange gains and a $49 million gain on changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect when QBSA repays the loans. This is partially offset by a $36 million loss on the derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in Compañía Minera Teck Quebrada Blanca.

Income Taxes

Provision for income and resource taxes was $337 million, or 57% of pre-tax profit. Our effective tax rate in the fourth quarter was significantly affected by the classification of a deferred tax recovery as part of the loss from discontinued operations in respect of our interest in Fort Hills, by the effect of the shift in provincial allocation of future taxable income upon the sale of Fort Hills, and by a portion of unrealized foreign exchange losses that is tax effected at one-half of the corporate tax rate. Excluding the effect of these items, our effective tax rate would have been approximately 43%. Our rate is usually higher than the Canadian statutory income tax rate of 27% due to resource taxes and higher taxes in some foreign jurisdictions. For this quarter, certain corporate costs which are not deductible for resource tax purposes further contributed to increasing our overall effective tax rate above our previous guidance.

Discontinued Operation

On October 26, 2022, we announced an agreement to sell our 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills) and associated downstream assets to Suncor. Subsequently, TotalEnergies exercised its right of first refusal to purchase a proportional share of our interest in Fort Hills. On February 2, 2023, this transaction closed and we received aggregate gross proceeds of approximately $1 billion in cash. We do not anticipate any tax payable on the disposal.

21	Teck Resources Limited 2022 Fourth Quarter News Release

Results from our interest in Fort Hills have been classified as discontinued operation and assets held for sale beginning in the fourth quarter of 2022. During the fourth quarter, we had a profit of $19 million from discontinued operations, reflecting the financial results of Fort Hills during the fourth quarter.

Subsequent Events

On July 20, 2022 we announced an agreement with PolyMet Mining Corp. to form a 50:50 joint arrangement to advance PolyMet Mining Inc.'s NorthMet Project and Teck's Mesaba mineral deposit. The new joint arrangement will be named NewRange Copper Nickel LLC. As at December 31, 2022, we have reclassified property, plant and equipment and other assets of $14 million related to Mesaba to non-current assets held for sale. We have assessed the fair value of the Mesaba assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded. The transaction subsequently closed on February 15, 2023.

On December 19, 2022, we announced an agreement with Conuma Resources Limited to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. The disposal group did not meet the definition of discontinued operations. As at December 31, 2022, we have reclassified the assets and liabilities of Quintette as held for sale on the balance sheet. We have assessed the fair value of the Quintette assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded. The transaction subsequently closed on February 16, 2023.

Teck Resources Limited announced today the reorganization of its business to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd. We also announced a proposed a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck. Please refer to our separate news releases with respect to these matters.

22	Teck Resources Limited 2022 Fourth Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remain strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	December 31, 2022		December 31, 2021

Term notes	$2,585		$3,478
QB2 US$2.5 billion limited recourse project finance facility	2,500		2,252
Lease liabilities	422		547
Carmen de Andacollo short-term loans	52		—
Antamina credit facilities	225		176
Less unamortized fees and discounts	(71)		(89)
Debt (US$ in millions)	$5,713		$6,364

Debt (Canadian $ equivalent)[1] (A)	$7,738		$8,068
Less cash balances	(1,883)		(1,427)
Net debt[2] (B)	$5,855		$6,641

Equity (C)	$26,511		$23,773
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	18%		22%
Net debt to adjusted EBITDA ratio[2]	0.6	x	1.0	x
Weighted average coupon rate on the term notes	5.3%		5.5%

Notes:
1.	Translated at period end exchange rates
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $8.2 billion as at February 20, 2023, including $2.8 billion of cash.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$4.0 billion committed credit facility is a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by Greenhouse Gas (GHG) intensity, percentage of women in Teck's workforce and safety. This facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 19% at December 31, 2022.

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share is US$225 million. The loan is non-recourse to us and the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totaled approximately $3.5 billion at December 31, 2022. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

During the quarter we purchased US$70 million of our outstanding notes in the open market. This resulted in the redemption of US$34 million of 3.9% notes due 2030 and US$14 million of the 6.125% notes due 2035, US$8 million of our 6.25% notes due 2041, US$4 million of our 5.2% notes due 2042, and US$10 million of our 5.4% notes due 2043. The total cost of the purchase plus accrued interest was US$67

23	Teck Resources Limited 2022 Fourth Quarter News Release

million. When combined with the $23 million of outstanding notes we repurchased during the second quarter and a remaining $7 million of notes we repurchased in January 2023, we have bought back a total of US$100 million of bonds through open market repurchases since our tender offer in June 2022.

On February 1, 2023, we redeemed the 3.75% notes at maturity for $144 million (US$108 million) plus accrued interest.

Operating Cash Flow

Cash flow from operations in the fourth quarter was $930 million compared with $2.1 billion a year ago primarily, with the decrease reflecting lower prices for our primary products and reduced sales volumes compared with a year ago.

During the fourth quarter, changes in working capital items resulted in a use of cash of $154 million primarily due to a build-up of steelmaking coal production inventories and an increase in supply inventories at Quebrada Blanca as the operation prepares for start-up. This compares with a use of cash of $70 million a year ago.

Investing Activities

Expenditures on property, plant and equipment were $1.4 billion in the fourth quarter, including $834 million for the QB2 project and $462 million on sustaining capital. The largest components of sustaining capital expenditures were $199 million at our steelmaking coal operations and $91 million at our Trail Operations.

Capitalized production stripping costs were $345 million in the fourth quarter compared with $186 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Stripping costs were higher than a year ago primarily due to Elkview operations focusing on pre-stripping activities during the two-month plant outage while repairs to the plant feed conveyor took place. In addition, higher stripping costs reflect initial pre-stripping activities at Quebrada Blanca to ready the operations and the impact of inflationary pressures across our operations.

The table below summarizes our year-to-date capital spending for 2022:

($ in millions)	Sustaining	Growth	QB2 Project	Sub-total	Capitalized Stripping	Total

Copper	$297	$217	$3,060	$3,574	$336	$3,910
Zinc	244	37	—	$281	89	$370
Steelmaking coal	520	30	—	$550	617	$1,167
Corporate	17	1	—	$18	—	$18
	$1,078	$285	$3,060	$4,423	$1,042	$5,465

Financing Activities

In the fourth quarter, we purchased US$70 million of our notes, as outlined above, for approximately US$67 million, which included the discount on the redemption and accrued interest.

Interest and various finance fees and charges paid in the fourth quarter, including amounts capitalized, were $156 million, $70 million higher than year ago due to higher debt balances and higher interest rates on the QB2 project financing facility, QB2 advances from SMM/SC and Antamina credit facilities.

In the fourth quarter, we paid $64 million in respect of our regular base quarterly dividend of $0.125 per share.

24	Teck Resources Limited 2022 Fourth Quarter News Release

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2022, approximately $1.7 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, the extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future, as well as the predicted impact on economic growth and demand for our products of monetary policy aimed at curtailing inflation in various jurisdictions are uncertain and could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

25	Teck Resources Limited 2022 Fourth Quarter News Release

The sensitivity of our annualized profit (loss) attributable to shareholders and EBITDA5 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2023 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2023 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit (Loss) Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA2 5 ($ in millions)
US$ exchange		CAD$0.01	$60	$98
Copper (000's tonnes)	417.5	US$0.01/lb	$6	$11
Zinc (000's tonnes)[3]	945.0	US$0.01/lb	$9	$12
Steelmaking coal (million tonnes)	25.0	US$1/tonne	$19	$29
WTI[4]		US$1/bbl	$3	$5

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit (loss) attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 280,000 tonnes of refined zinc and 665,000 tonnes of zinc contained in concentrate.
4.	Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
5.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, QB2 variable consideration to IMSA and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

26	Teck Resources Limited 2022 Fourth Quarter News Release

GUIDANCE

Our guidance for 2023, including production guidance for the following three years, is outlined in the tables below. The guidance ranges reflect uncertainties including the potential for extreme weather events and other potential disruptions. The guidance outlined below is unchanged from our previous disclosures.

Like others in the industry, we continue to face inflationary pressures, which have increased our operating costs compared to prior years. The increase in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on diesel and other key input costs, as well as profit-based compensation, put upward pressure on our unit costs1 in 2022 and are expected to persist through 2023.

At Quebrada Blanca Phase 2, we are in commissioning of Line 1 at the concentrator and making final preparations to feed ore to the mills. Our focus continues to be on system completion and handover as part of the continuous commissioning plan through 2023. Construction capital cost guidance remains unchanged from our third quarter update.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
27	Teck Resources Limited 2022 Fourth Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2022, our guidance for production for 2023 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal and molybdenum)	2022	Guidance 2023	Three Year Guidance 2024 – 2026

PRINCIPAL PRODUCTS

Copper1 2 3
Highland Valley Copper	119.1	110 - 118	120 - 165
Antamina	102.3	90 - 97	90 - 100
Carmen de Andacollo	39.5	40 - 50	50 - 60
Quebrada Blanca	9.6	150 - 180	285 - 315
	270.5	390 - 445	545 - 640
Zinc1 2 4
Red Dog	553.1	550 - 580	500 - 550
Antamina	97.4	95 - 105	55 - 95
	650.5	645 - 685	555 - 645
Refined zinc
Trail Operations	248.9	270 - 290	280 - 310

Steelmaking coal (million tonnes)	21.5	24.0 - 26.0	24.0 - 26.0

OTHER PRODUCTS
OTHER PRODUCTS
Lead[1]
Red Dog	79.5	110 - 125	85 - 95

Molybdenum (million pounds)1 2
Highland Valley Copper	1.0	0.8 - 1.2	2.0 - 6.0
Antamina	1.5	2.2 - 2.6	2.0 - 4.0
Quebrada Blanca	—	1.5 - 3.0	10.0 - 14.0
	2.5	4.5 - 6.8	14.0 - 24.0

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest.
3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

.

28	Teck Resources Limited 2022 Fourth Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q4 2022	Guidance Q1 2023
Zinc (000's tonnes)[1]
Red Dog	142	165 - 185
Steelmaking coal (million tonnes)	4.3	6.0 - 6.4

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2022 and our unit cost guidance for selected principal products in 2023.

	2022	Guidance 2023

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.02	2.05 - 2.25
Net cash unit costs3 4 (US$/lb.)	1.56	1.60 - 1.80

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.58	0.68 - 0.78
Net cash unit costs3 4 (US$/lb.)	0.44	0.50 - 0.60

Steelmaking coal
Adjusted site cash cost of sales[4] (CAD$/tonne)	89	88 - 96
Transportation costs (CAD$/tonne)	47	45 - 48

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2023 assumes a zinc price of US$1.45 per pound, a molybdenum price of US$17.00 per pound, a silver price of US$20 per ounce, a gold price of US$1,755 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. Excludes Quebrada Blanca.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2023 assumes a lead price of US$0.90 per pound, a silver price of US$20 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. By-products include both by-products and co-products.
3.	After co-product and by-product margins and excluding Quebrada Blanca.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

29	Teck Resources Limited 2022 Fourth Quarter News Release

Capital Expenditure Guidance

Our 2023 capital expenditures are expected to decrease from 2022, primarily driven by lower spending on QB2 development capital.

As previously disclosed, we expect approximately US$900 million to US$1.3 billion of QB2 development capital in 2023. A portion of this capital is related to items outside of the critical path for first copper, including the ship loader and the molybdenum plant.

The increase in sustaining capital in 2023 reflects the initial year of spend for QB2 and inflationary pressures across our business.

Capitalized stripping costs for steelmaking coal are expected to increase due to continued inflationary pressures, largely in mine and maintenance costs, and a notable peak period of capitalized stripping to advance the development of mine pits to support future production, partly as a result of the additional Indigenous engagement required in connection with the Fording River Extension permitting process.

30	Teck Resources Limited 2022 Fourth Quarter News Release

The table below shows our capital expenditures for 2022 and our capital expenditures guidance for 2023.

(Teck’s share in CAD$ millions)	2022	Guidance 2023
Sustaining
Copper[1]	$297	$510
Zinc	244	150
Steelmaking coal[2]	520	760
Corporate	17	10
	$1,078	$1,430
Growth
Copper[3]	$217	$250
Zinc	37	80
Steelmaking coal	30	30
Corporate	1	—
	$285	$360
Total
Copper	$514	$760
Zinc	281	230
Steelmaking coal	550	790
Corporate	18	10
	$1,363	$1,790

QB2 capital expenditures	$3,060	$ 1,200 - 1,750
Total before SMM and SC contributions	4,423	2,990 - 3540
Estimated SMM and SC contributions to capital expenditures	(1,090)	(520) - (700)
Estimated QB2 project financing draw to capital expenditures	(315)	—
Total, net of partner contributions and project financing	$3,018	$ 2,470 - 2,840

Notes:

1.	Copper sustaining capital guidance for 2023 includes Quebrada Blanca concentrate operations.
2.	Steelmaking coal sustaining capital 2023 guidance includes $220 million of water treatment capital. 2022 guidance includes $200 million of water treatment capital.
3.	Copper Growth capital guidance for 2023 includes studies for HVC 2040, Zafranal, San Nicolás, NewRange Copper Nickel (formerly Mesaba and NorthMet), Quebrada Blanca Mill Expansion (QBME), Galore Creek, Schaft Creek and NuevaUnión.

31	Teck Resources Limited 2022 Fourth Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2022	2023 Guidance
Copper	$336	$295
Zinc	89	55
Steelmaking coal	617	750
	$1,042	$1,100

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2022				2021
(in millions, except for share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$3,140	$4,260	$5,300	$4,616	$4,196	$3,792	$2,394	$2,384

Gross profit	1,154	1,797	3,142	2,478	2,114	1,690	723	687

Profit (loss) attributable to shareholders	266	(195)	1,675	1,571	1,487	816	260	305

Basic earnings (loss) per share	$0.52	$(0.37)	$3.12	$2.93	$2.79	$1.53	$0.49	$0.57

Diluted earnings (loss) per share	$0.51	$(0.37)	$3.07	$2.87	$2.74	$1.51	$0.48	$0.57

Cash flow from operations	$930	$1,809	$2,921	$2,323	$2,098	$1,480	$575	$585

OUTSTANDING SHARE DATA

As at February 20, 2023, there were 506.3 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 14.7 million share options outstanding with exercise prices ranging between $5.34 and $50.68 per share. More information on these instruments and the terms of their conversion is set out in Note 25 of our 2022 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

32	Teck Resources Limited 2022 Fourth Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

REVENUE
Copper
Highland Valley Copper	$306	$330	$1,454	$1,440
Antamina	321	421	1,423	1,383
Carmen de Andacollo	103	128	399	493
Quebrada Blanca	23	45	105	136
	753	924	3,381	3,452

Zinc
Trail Operations	360	565	2,059	1,997
Red Dog	450	573	2,111	1,567
Other	3	2	11	10
Intra-segment revenue	(102)	(153)	(655)	(511)
	711	987	3,526	3,063

Steelmaking coal	1,676	2,285	10,409	6,251
TOTAL REVENUE	$3,140	$4,196	$17,316	$12,766

GROSS PROFIT
Copper
Highland Valley Copper	$101	$157	$580	$721
Antamina	161	244	818	828
Carmen de Andacollo	(6)	29	2	153
Quebrada Blanca	(5)	12	2	39
Other	(3)	—	(3)	—
	248	442	1,399	1,741

Zinc
Trail Operations	(69)	(14)	(93)	(2)
Red Dog	126	229	862	678
Other	—	2	2	12
	57	217	771	688

Steelmaking coal	849	1,455	6,401	2,785
TOTAL GROSS PROFIT	$1,154	$2,114	$8,571	$5,214

33	Teck Resources Limited 2022 Fourth Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

OPERATING COSTS
Copper
Highland Valley Copper	$160	$124	$663	$514
Antamina	85	100	317	300
Carmen de Andacollo	80	76	298	259
Quebrada Blanca	26	32	96	93
Other	3	—	3	—
	354	332	1,377	1,166

Zinc
Trail Operations	154	141	631	554
Red Dog	107	94	405	297
Other	3	—	9	(2)
	264	235	1,045	849

Steelmaking coal	414	366	1,992	1,557
Total operating costs	$1,032	$933	$4,414	$3,572

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$11	$11	$53	$43
Antamina	12	14	51	41
Carmen de Andacollo	8	8	28	25
Quebrada Blanca	—	—	1	1
	31	33	133	110

Zinc
Trail Operations	32	35	144	135
Red Dog	43	46	185	125
	75	81	329	260

Steelmaking coal	217	251	1,053	1,037
Total transportation costs	$323	$365	$1,515	$1,407

34	Teck Resources Limited 2022 Fourth Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$224	$379	$1,302	$1,224
Intra-segment purchases	(102)	(153)	(655)	(511)
Total raw material purchases	$122	$226	$647	$713

ROYALTY COSTS
Copper
Antamina	$4	$23	$34	$50

Zinc
Red Dog	121	160	461	323
Total royalty costs	$125	$183	$495	$373

DEPRECIATION AND AMORTIZATION
Copper
Highland Valley Copper	$34	$38	$158	$162
Antamina	59	40	203	164
Carmen de Andacollo	21	15	71	56
Quebrada Blanca	2	1	6	3
	116	94	438	385

Zinc
Trail Operations	19	24	75	86
Red Dog	53	44	198	144

	72	68	273	230

Steelmaking coal	196	213	963	872
Total depreciation and amortization	$384	$375	$1,674	$1,487
TOTAL COST OF SALES	$1,986	$2,082	$8,745	$7,552

35	Teck Resources Limited 2022 Fourth Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended December 31,		Year ended December 31,
(Teck’s share in CAD$ millions)	2022	2021	2022	2021

Copper
Highland Valley Copper	$44	$27	$157	$105
Antamina	37	32	135	93
Carmen de Andacollo	3	3	8	9
Quebrada Blanca	36	—	36	—
	120	62	336	207

Zinc
Red Dog	20	35	89	91

Steelmaking coal	205	89	617	369
Total	$345	$186	$1,042	$667

36	Teck Resources Limited 2022 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended December 31,		Year ende December 31,
	2022	2021	2022	2021

Highland Valley Copper
Tonnes mined (000's)	16,798	18,934	73,758	83,442
Tonnes milled (000's)	9,614	10,802	38,789	41,552

Copper
Grade (%)	0.32	0.35	0.34	0.36
Recovery (%)	90.6	87.5	90.9	88.1
Production (000's tonnes)	27.9	33.0	119.1	130.8
Sales (000's tonnes)	27.0	27.4	126.9	123.4
Molybdenum
Production (million pounds)	0.2	0.3	1.0	1.1
Sales (million pounds)	0.4	0.3	1.2	1.1

Antamina
Tonnes mined (000's)	68,750	58,179	254,759	241,915
Tonnes milled (000's)
Copper-only ore	8,391	7,175	29,987	28,266
Copper-zinc ore	5,881	5,836	24,409	24,080
	14,272	13,011	54,396	52,346
Copper[1]
Grade (%)	0.86	1.00	0.94	0.96
Recovery (%)	87.5	88.1	88.5	88.6
Production (000's tonnes)	108.2	117.9	454.8	445.3
Sales (000's tonnes)	106.7	128.7	448.4	441.3

Zinc[1]
Grade (%)	1.96	2.06	2.05	2.20
Recovery (%)	83.8	85.3	85.6	86.0
Production (000's tonnes)	105.6	103.9	433.0	462.2
Sales (000's tonnes)	102.6	113.9	434.8	460.7

Molybdenum
Production (million pounds)	2.3	1.4	6.9	4.9
Sales (million pounds)	1.9	1.2	6.3	4.8

Note:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
37	Teck Resources Limited 2022 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021

Carmen de Andacollo
Tonnes mined (000’s)	5,247	5,581	19,305	21,635
Tonnes milled (000’s)	4,460	4,251	16,449	17,538
Copper
Grade (%)	0.31	0.29	0.30	0.30
Recovery (%)	76.4	80.8	77.6	83.8
Production (000’s tonnes)	10.7	10.0	38.6	43.5
Sales (000’s tonnes)	10.1	10.7	38.2	43.7

Copper cathode
Production (000’s tonnes)	0.2	0.3	0.9	1.3
Sales (000’s tonnes)	0.4	0.3	0.9	1.6

Gold[1]
Production (000’s ounces)	8.1	7.5	25.9	35.8
Sales (000’s ounces)	7.7	8.8	27.0	38.3

Note:
1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca
Production (000's tonnes)	2.3	2.9	9.6	11.5

Sales (000's tonnes)	2.1	3.6	9.2	11.5

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	105	125	484	517
Lead	5	27	89	119
Metal production
Zinc (000's tonnes)	46.2	68.2	248.9	279.0
Lead (000's tonnes)	2.1	22.4	56.4	81.4
Silver (million ounces)	0.5	3.3	9.7	11.7
Gold (000's ounces)	2.0	10.8	24.6	34.0

Metal sales
Zinc (000's tonnes)	57.0	69.4	256.7	280.9
Lead (000's tonnes)	1.1	23.1	54.5	76.1
Silver (million ounces)	0.4	3.4	9.6	11.6
Gold (000's ounces)	2.6	10.1	25.4	33.4

38	Teck Resources Limited 2022 Fourth Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Red Dog
Tonnes mined (000's)	3,061	3,514	12,418	10,894
Tonnes milled (000's)	914	1,006	4,070	4,330
Zinc
Grade (%)	15.9	15.5	16.0	14.3
Recovery (%)	82.4	80.3	85.1	81.4
Production (000's tonnes)	119.9	125.4	553.1	503.4
Sales (000's tonnes)	141.6	140.1	577.7	445.7
Lead
Grade (%)	3.8	3.9	3.7	4.2
Recovery (%)	52.0	47.7	53.4	53.0
Production (000's tonnes)	18.0	18.7	79.5	97.4
Sales (000's tonnes)	11.2	34.7	85.0	97.5

Steelmaking coal
Waste production (million BCM’s)	60.3	55.5	230.9	238.9
Clean coal production (million tonnes)	4.9	6.3	21.5	24.6

Clean coal strip ratio (waste BCM’s/coal tonnes)	12.3:1	8.8:1	10.7:1	9.7:1
Sales (million tonnes)	4.3	5.1	22.2	23.4

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit (loss) attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

39	Teck Resources Limited 2022 Fourth Quarter News Release

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

40	Teck Resources Limited 2022 Fourth Quarter News Release

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

41	Teck Resources Limited 2022 Fourth Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022[1]	2021[2]	2022[4]	2021[2]

Profit attributable to shareholders[1]	$247	$1,487	$4,089	$2,868
Add (deduct) on an after-tax basis:
Asset impairment	—	(150)	952	(150)
Loss on debt purchase	(4)	—	42	—
QB2 variable consideration to IMSA and ENAMI	7	(16)	115	124
Environmental costs	203	19	99	79
Inventory write-downs (reversals)	(2)	8	36	2
Share-based compensation	67	32	181	94
Commodity derivatives	(18)	10	(25)	15
Loss from discontinued operations for the nine months ended September 30, 2022[3]	—	—	(791)	—
Other	58	(13)	175	25
Adjusted profit attributable to shareholders	$558	$1,377	$4,873	$3,057

Basic earnings per share1	$0.48	$2.79	$7.77	$5.39
Diluted earnings per share1	$0.47	$2.74	$7.63	$5.31
Adjusted basic earnings per share	$1.09	$2.58	$9.25	$5.74
Adjusted diluted earnings per share	$1.07	$2.54	$9.09	$5.66

Notes:
1.	Amounts for the three months and year ended December 31, 2022 are for continuing operations only.
2.	Amounts for the three months and year ended December 31, 2021 are as previously reported.
3.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
4.	Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
42	Teck Resources Limited 2022 Fourth Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2022[1]	2021[2]	2022[4]	2021[2]

Basic earnings per share[1]	$0.48	$2.79	$7.77	$5.39
Add (deduct):
Asset impairment	—	(0.28)	1.81	(0.28)
Loss on debt purchase	(0.01)	—	0.08	—
QB2 variable consideration to IMSA and ENAMI	0.01	(0.03)	0.22	0.23
Environmental costs	0.40	0.04	0.19	0.15
Inventory write-downs (reversals)	—	0.01	0.07	—
Share-based compensation	0.13	0.06	0.34	0.18
Commodity derivatives	(0.04)	0.02	(0.05)	0.03
Loss from discontinued operations for the nine months ended September 30, 2022[3]	—	—	(1.51)	—
Other	0.12	(0.03)	0.33	0.04
Adjusted basic earnings per share	$1.09	$2.58	$9.25	$5.74

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2022[1]	2021[2]	2022[4]	2021[2]

Diluted earnings per share[1]	$0.47	$2.74	$7.63	$5.31
Add (deduct):
Asset impairment	—	(0.28)	1.78	(0.28)
Loss on debt purchase	(0.01)	—	0.08	—
QB2 variable consideration to IMSA and ENAMI	0.01	(0.03)	0.21	0.23
Environmental costs	0.39	0.04	0.18	0.15
Inventory write-downs (reversals)	—	0.01	0.07	—
Share-based compensation	0.13	0.06	0.34	0.18
Commodity derivatives	(0.03)	0.02	(0.05)	0.03
Loss from discontinued operations for the nine months ended September 30, 2022[3]	—	—	(1.48)	—
Other	0.11	(0.02)	0.33	0.04
Adjusted diluted earnings per share	$1.07	$2.54	$9.09	$5.66

Notes:
1.	Amounts for the three months and year ended December 31, 2022 are for continuing operations only.
2.	Amounts for the three months and year ended December 31, 2021 are as previously reported.
3.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
4.	Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
43	Teck Resources Limited 2022 Fourth Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	Year ended December 31, 2022[4]		Year ended December 31, 2021[2]

Profit before taxes[1]	$6,565		$4,532
Finance expense net of finance income[1]	150		210
Depreciation and amortization1	1,674		1,583
EBITDA	$8,389		$6,325

Add (deduct):
Asset impairment (recovery)	1,234		(215)
Loss on debt purchase	58		—
QB2 variable consideration to IMSA and ENAMI	188		141
Environmental costs	128		108
Inventory write-down (reversals)	50		1
Share-based compensation	236		125
Commodity derivatives	(35)		22
Loss from discontinued operations for the nine months ended September 30, 2022[3]	(811)		—
Other	131		66
Adjusted EBITDA	$9,568	(E)	$6,573	(D)

Total debt at period end	$7,738	(G)	$8,068	(F)
Less: cash and cash equivalents at period end	(1,883)		(1,427)
Net debt	$5,855	(I)	$6,641	(H)

Debt to adjusted EBITDA ratio	0.8	(G/E)	1.2	(F/D)
Net Debt to adjusted EBITDA ratio	0.6	(I/E)	1.0	(H/D)
Equity attributable to shareholders of the company	$25,473	(K)	$23,005	(J)
Other financial obligations	$441	(M)	$257	(L)
Adjusted Net debt to capitalization ratio	0.19	(I+M)/ (G+K+M)	0.22	(H+L)/ (F+J+L)

Notes:
1.	Amount for year ended December 31, 2022 is for continuing operations only.
2.	Amounts for year ended December 31, 2021 are as previously reported.
3.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
4.	Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
44	Teck Resources Limited 2022 Fourth Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022[1]	2021[2]	2022[4]	2021[2]

Profit before taxes[1]	$594	$2,208	$6,565	$4,532
Finance expense net of finance income[1]	23	53	150	210
Depreciation and amortization1	384	404	1,674	1,583
EBITDA	1,001	2,665	8,389	6,325

Add (deduct):
Asset impairment	—	(215)	1,234	(215)
Loss on debt purchase	(5)	—	58	—
QB2 variable consideration to IMSA and ENAMI	(13)	(27)	188	141
Environmental costs	272	26	128	108
Inventory write-downs (reversals)	(3)	11	50	1
Share-based compensation	88	43	236	125
Commodity derivatives	(24)	15	(35)	22
Loss from discontinued operations for the nine months ended September 30, 2022[3]	—	—	(811)	—
Other	17	3	131	66
Adjusted EBITDA	$1,333	$2,521	$9,568	$6,573

Notes:
1.	Amounts for the three months and year ended December 31, 2022 are for continuing operations only.
2.	Amounts for the three months and year ended December 31, 2021 are as previously reported.
3.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
4.	Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
45	Teck Resources Limited 2022 Fourth Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021

Gross profit	$1,154	$2,114	$8,571	$5,214
Depreciation and amortization	384	375	1,674	1,487
Gross profit before depreciation and amortization	$1,538	$2,489	$10,245	$6,701

Reported as:
Copper
Highland Valley Copper	$135	$195	$738	$883
Antamina	220	284	1,021	992
Carmen de Andacollo	15	44	73	209
Quebrada Blanca	(3)	13	8	42
Other	(3)	—	(3)	—
	364	536	1,837	2,126

Zinc
Trail Operations	(50)	10	(18)	84
Red Dog	179	273	1,060	822
Other	—	2	2	12
	129	285	1,044	918

Steelmaking coal	1,045	1,668	7,364	3,657
Gross profit before depreciation and amortization	$1,538	$2,489	$10,245	$6,701

46	Teck Resources Limited 2022 Fourth Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021

Revenue
Copper (A)	$753	$924	$3,381	$3,452
Zinc (B)	711	987	3,526	3,063
Steelmaking coal (C)	1,676	2,285	10,409	6,251
Total	$3,140	$4,196	$17,316	$12,766

Gross profit before depreciation and amortization
Copper (E)	$364	$536	$1,837	$2,126
Zinc (F)	129	285	1,044	918
Steelmaking coal (G)	1,045	1,668	7,364	3,657
Total	$1,538	$2,489	$10,245	$6,701

Gross profit margins before depreciation and amortization
Copper (E/A)	48%	58%	54%	62%
Zinc (F/B)	18%	29%	30%	30%
Steelmaking coal (G/C)	62%	73%	71%	59%

47	Teck Resources Limited 2022 Fourth Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2022	2021	2022	2021

Revenue as reported	$753	$924	$3,381	$3,452
By-product revenue (A)	(105)	(107)	(456)	(386)
Smelter processing charges (B)	36	35	140	124
Adjusted revenue	$684	$852	$3,065	$3,190

Cost of sales as reported	$505	$482	$1,982	$1,711
Less:
Depreciation and amortization	(116)	(94)	(438)	(385)
Inventory write-down	3	—	—	—
Labour settlement charges	—	(26)	(33)	(26)
By-product cost of sales (C)	(27)	(23)	(101)	(84)
Adjusted cash cost of sales (D)	$365	$339	$1,410	$1,216

Payable pounds sold (millions) (E)	135.5	151.5	588.3	596.1

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.69	$2.24	$2.40	$2.04
Smelter processing charges (B/E)	0.27	0.23	0.24	0.21
Total cash unit costs – CAD$/pound	$2.96	$2.47	$2.64	$2.25

Cash margin for by-products – ((A – C)/E)	(0.58)	(0.55)	(0.60)	(0.51)
Net cash unit costs – CAD$/pound	$2.38	$1.92	$2.04	$1.74

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.26	$1.30	$1.25

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.98	$1.78	$1.84	$1.63
Smelter processing charges	0.20	0.18	0.18	0.17
Total cash unit costs – US$/pound	$2.18	$1.96	$2.02	$1.80

Cash margin for by-products	(0.42)	(0.44)	(0.46)	(0.41)
Net cash unit costs – US$/pound	$1.76	$1.52	$1.56	$1.39

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.

48	Teck Resources Limited 2022 Fourth Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2022	2021	2022	2021
Revenue as reported	$711	$987	$3,526	$3,063
Less:
Trail Operations revenue as reported	(360)	(565)	(2,059)	(1,997)
Other revenue as reported	(3)	(2)	(11)	(10)
Add back: Intra-segment revenue as reported	102	153	655	511
	$450	$573	$2,111	$1,567
By-product revenue (A)	(37)	(122)	(260)	(336)
Smelter processing charges (B)	84	52	297	240
Adjusted revenue	$497	$503	$2,148	$1,471

Cost of sales as reported	$654	$770	$2,755	$2,375
Less:
Trail Operations cost of sales as reported	(429)	(579)	(2,152)	(1,999)
Other cost of sales as reported	(3)	—	(9)	2
Add back: Intra-segment purchases as reported	102	153	655	511
	$324	$344	$1,249	$889
Less:
Depreciation and amortization	(53)	(44)	(198)	(144)
Royalty costs	(121)	(160)	(461)	(323)
By-product cost of sales (C)	(13)	(24)	(65)	(68)
Adjusted cash cost of sales (D)	$137	$116	$525	$354
Payable pounds sold (millions) (E)	265.4	263.2	1,088.9	842.4

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.52	$0.44	$0.48	$0.42
Smelter processing charges (B/E)	0.32	0.20	0.27	0.28
Total cash unit costs – CAD$/pound	$0.84	$0.64	$0.75	$0.70
Cash margin for by-products – ((A - C)/E)	(0.09)	(0.37)	(0.18)	(0.32)
Net cash unit costs – CAD$/pound	$0.75	$0.27	$0.57	$0.38
US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.26	$1.30	$1.25

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.38	$0.35	$0.37	$0.34
Smelter processing charges	0.24	0.16	0.21	0.22
Total cash unit costs – US$/pound	$0.62	$0.51	$0.58	$0.56
Cash margin for by-products	(0.07)	(0.29)	(0.14)	(0.26)
Net cash unit costs – US$/pound	$0.55	$0.22	$0.44	$0.30

Notes:
1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
49	Teck Resources Limited 2022 Fourth Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except where noted)	2022	2021	2022	2021

Cost of sales as reported	$827	$830	$4,008	$3,466
Less:
Transportation costs (A)	(217)	(251)	(1,053)	(1,037)
Depreciation and amortization	(196)	(213)	(963)	(872)
Inventory write-down reversal (B)	—	—	—	10
Labour settlement (C)	—	—	—	(39)
Elkview shutdown (D)	(14)	—	(14)	—
Adjusted site cash cost of sales (E)	$400	$366	$1,978	$1,528
Tonnes sold (millions) (F)	4.3	5.1	22.2	23.4

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (E/F)	$93	$72	$89	$65
Transportation costs (A/F)	50	49	47	44
Inventory write-down reversal (B/F)	—	—	—	—
Labour settlement (C/F)	—	—	—	2
Elkview shutdown (D/F)	3	—	1	—
Unit costs – CAD$/tonne	$146	$121	$137	$111

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.36	$1.26	$1.30	$1.25
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$68	$57	$68	$52
Transportation costs	37	39	36	35
Inventory write-down reversal	—	—	—	—
Labour settlement	—	—	—	2
Elkview shutdown	2	—	—	—
Unit costs – US$/tonne	$107	$96	$104	$89

Note:
1.	Average period exchange rates are used to convert to US$/tonne equivalent.

50	Teck Resources Limited 2022 Fourth Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the proposed separation of our business into two independent, publicly-listed companies; terms and conditions of the Separation, including the expected distribution of EVR shares and cash, available consideration election for shareholders and the Transition Capital Structure to be retained by Teck; the timing for completion of the Separation; the tax and accounting treatment for the Separation; the proposed transaction to eliminate the multiple voting rights attached to the Class A common shares; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; QB2 capital cost guidance and development capital spending in 2023; estimated timing of first copper from Line 1 at QB2; expectation that QB2 will be commissioned in 2023 and production will ramp-up during the year; timing of progress and milestones at our QB2 project, including system completion and handover; expectation that QB2 will have 100% renewable power beginning in 2025; execution of our Copper Growth strategy; expectations regarding our QBME project, including the impact of the project and associated timing expectations for permitting and production; the closing of the transaction with Agnico Eagle Mines Limited; timing of the Zafranal project SEIA, the San Nicolás project feasibility study, the Highland Valley Copper feasibility study and environmental permitting for HVC 2040, the Galore Creek project prefeasibility study; timing for recovery of delayed fourth quarter sales of steelmaking coal; timing for construction of the Elkview AMC project and commencement of mining operations in the Harmer area; the expectation that the Elkview AMC Project will provide high quality steelmaking coal supporting a nine million tonne per annum rate with top quartile operating margins; timing and ability to advance the Fording River Extension; timing of advancement and completion of the North Line Creek Phase 1, Fording River North 1 Phase 3 and Fording River North 2 Phase 1 SRFs; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity; projected spending, including capital and operating costs, from 2023-2024 on water treatment, water management and incremental measures associated with the Direction; liquidity and availability of borrowings under our credit facilities; our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, and other guidance under the heading “Guidance” and discussed in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs, including profit based compensation and royalties; expectations of additional Class B subordinate voting share buybacks; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking coal and our other metals and minerals, as well as oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; our ability to complete the Separation, including obtaining receipt of required approvals from the court, shareholders and the Toronto Stock Exchange: the possibility that the Separation and the transactions with NSC and POSCO will not be completed on the terms and conditions, or on the timing, currently contemplated, and that the transactions may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or

51	Teck Resources Limited 2022 Fourth Quarter News Release

otherwise, required shareholder, regulatory and court approvals and other conditions of closing necessary to complete the transactions or for other reasons; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Separation; risk that market or other conditions are no longer favourable to completing the Separation; risks relating to business disruption during the pendency of or following the Separation and diversion of management time; risks relating to tax, legal and regulatory matters; credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the Separation, including changes in economic conditions, interest rates or tax rates; and other risks inherent to our business and/or factors beyond Teck’s control which could have a material adverse effect on Teck or the ability to consummate the Separation and transactions with NSC and POSCO; our ability to obtain the required approvals for the proposed transaction to eliminate the multiple votes rights attached to the Class A common shares; our ability to satisfy the closing conditions for our transaction with Agnico Eagle; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; our ongoing relations with our employees and with our business and joint venture partners; and the impacts of the COVID-19 pandemic on our operations and projects and on global markets. Our Guidance tables include footnotes with further assumptions relating to our guidance and assumptions for certain other forward-looking statements accompanying the statements in the document.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 are based on a CLP/USD rate range of 900 to 975, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during construction, commissioning and ramp-up activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical

52	Teck Resources Limited 2022 Fourth Quarter News Release

failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and COVID-19 and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, the failure to obtain required approvals in connection with the Separation; adverse reactions or changes in business relationships resulting from the announcement or completion of the Separation; changes in tax, legal or regulatory matters or market or other condition such that it conditions are no longer favourable to completing the Separation; business disruptions prior to or following the Separation; changes to our business and/or factors beyond Teck’s control that could have a material adverse effect on Teck or the ability or desire to consummate the Separation and transactions with NSC and POSCO; the possibility that the proposed transaction to eliminate the multiple voting rights attached to the Class A common shares may not be completed on the terms and conditions, or on the timing, currently contemplated, or at all, including due to the failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and other approvals and other conditions of closing necessary; changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; impact of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; difficulty satisfying the closing conditions for our transaction with Agnico Eagle; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production, commissioning and commercial production is dependent on, among other matters, our continued ability to advance progress on construction, commissioning and ramp-up as currently anticipated and successfully manage through the impacts of COVID-19, including but not limited to absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Production at our Red Dog Operations may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. Share buybacks depend on a number of additional factors that may cause actual results to vary, including, the renewal of our ability to acquire Class B Shares in the market through the normal course issuer bid and in compliance with regulatory requirements, share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds. Share repurchases are also subject to conditions under corporate law.

53	Teck Resources Limited 2022 Fourth Quarter News Release

The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2022 financial results at 8:00 AM Eastern time, 5:00 AM Pacific time, on February 21, 2023. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

54	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months and Year Ended December 31, 2022 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions, except for share data)	2022	2021	2022	2021
Revenue	$3,140	$4,196	$17,316	$12,766

Cost of sales	(1,986)	(2,082)	(8,745)	(7,552)
Gross profit	1,154	2,114	8,571	5,214

Other operating income (expenses)
General and administration	(83)	(58)	(236)	(172)
Exploration	(27)	(23)	(90)	(65)
Research and innovation	(44)	(31)	(157)	(129)
Impairment reversal (Note 2)	—	215	—	215
Other operating income (expense) (Note 3)	(411)	18	(1,102)	(80)
Profit from operations	589	2,235	6,986	4,983
Finance income	29	1	53	5
Finance expense (Note 4)	(52)	(48)	(203)	(190)
Non-operating income (expense) (Note 5)	23	59	(275)	(107)
Share of profit (loss) of associates and joint ventures	5	(1)	4	(3)
Profit from continuing operations before taxes	594	2,246	6,565	4,688
Provision for income taxes	(337)	(676)	(2,495)	(1,518)
Profit from continuing operations	257	1,570	4,070	3,170
Profit (loss) from discontinued operations (Note 1)	19	(47)	(772)	(255)
Profit for the period	$276	$1,523	$3,298	$2,915

Profit from continuing operations attributable to:
Shareholders of the company	$247	$1,534	$4,089	$3,123
Non-controlling interests	10	36	(19)	47
Profit from continuing operations for the period	$257	$1,570	$4,070	$3,170

Profit attributable to:
Shareholders of the company	$266	$1,487	$3,317	$2,868
Non-controlling interests	10	36	(19)	47
Profit for the period	$276	$1,523	$3,298	$2,915

Earnings per share from continuing operations
Basic	$0.48	$2.88	$7.77	$5.87
Diluted	$0.47	$2.83	$7.63	$5.78
Earnings (loss) per share from discontinued operations
Basic and diluted	$0.04	$(0.09)	$(1.47)	$(0.48)
Earnings per share
Basic	$0.52	$2.79	$6.30	$5.39
Diluted	$0.51	$2.74	$6.19	$5.31
Weighted average shares outstanding (millions)	512.6	533.5	526.7	532.3
Weighted average diluted shares outstanding (millions)	520.9	542.7	535.9	540.3
Shares outstanding at end of period (millions)	513.7	534.2	513.7	534.2

56	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021
Operating activities
Profit for the period from continuing operations	$257	$1,570	$4,070	$3,170
Depreciation and amortization	384	375	1,674	1,487
Provision for income taxes	337	676	2,495	1,518
Impairment reversal	—	(215)	—	(215)
Loss (gain) on debt redemption or purchase	(5)	—	58	—
Net finance expense	23	47	150	185
Income taxes paid	(122)	(285)	(1,217)	(849)
Remeasurement of decommissioning and restoration provisions for closed operations	227	—	83	35
QB2 variable consideration to IMSA and ENAMI	(13)	(27)	188	141
Other	(57)	13	147	185
Net change in non-cash working capital items	(154)	(70)	(107)	(884)
Net cash provided by continuing operating activities	877	2,084	7,541	4,773
Net cash provided by (used in) discontinued operating activities	53	14	442	(35)
	930	2,098	7,983	4,738
Investing activities
Expenditures on property, plant and equipment	(1,416)	(1,066)	(4,423)	(3,966)
Capitalized production stripping costs	(345)	(186)	(1,042)	(667)
Expenditures on investments and other assets	(34)	(26)	(199)	(160)
Proceeds from investments and assets	40	6	113	54
Net cash used in continuing investing activities	(1,755)	(1,272)	(5,551)	(4,739)
Net cash used in discontinued investing activities	(39)	(25)	(129)	(80)
	(1,794)	(1,297)	(5,680)	(4,819)
Financing activities
Proceeds from debt	99	427	569	1,639
Revolving credit facilities	—	(268)	—	(335)
Redemption, purchase or repayment of debt	(118)	(16)	(1,323)	(155)
Repayment of lease liabilities	(33)	(38)	(138)	(130)
QB2 advances from SMM/SC	325	125	899	326
Interest and finance charges paid	(156)	(86)	(459)	(380)
Issuance of Class B subordinate voting shares	32	22	234	50
Purchase and cancellation of Class B subordinate voting shares	—	—	(1,392)	—
Dividends paid	(64)	(26)	(532)	(106)
Contributions from non-controlling interests	110	43	307	113
Distributions to non-controlling interests	(1)	(28)	(78)	(57)
Other liabilities	(8)	86	(46)	120
Net cash provided by (used in) continuing financing activities	186	241	(1,959)	1,085
Net cash used in discontinued financing activities	(11)	(7)	(31)	(29)
	175	234	(1,990)	1,056
Increase (decrease) in cash and cash equivalents	(689)	1,035	313	975
Cash balance related to assets held for sale	(35)	—	(35)	—
Effect of exchange rate changes on cash and cash equivalents	(31)	2	178	2
Cash and cash equivalents at beginning of period	2,638	390	1,427	450
Cash and cash equivalents at end of period	$1,883	$1,427	$1,883	$1,427

57	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$1,883	$1,427
Current income taxes receivable	92	6
Trade and settlement receivables	1,527	1,981
Inventories	2,685	2,390
Prepaids and other current assets	540	299
Assets held for sale (Note 1(a))	1,566	—
	8,293	6,103
Non-current assets held for sale (Note 1(b)(c))	173	—
Financial and other assets	1,466	1,571
Investments in associates and joint ventures	1,139	1,060
Property, plant and equipment	40,095	37,382
Deferred income tax assets	75	161
Goodwill	1,118	1,091
	$52,359	$47,368
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$4,367	$3,255
Current portion of debt (Note 6)	616	213
Current portion of lease liabilities	132	127
Current income taxes payable	104	165
Liabilities associated with assets held for sale (Note 1(a))	645	—
	5,864	3,760
Debt (Note 6)	6,551	7,161
Lease liabilities	439	567
QB2 advances from SMM/SC	2,279	1,263
Deferred income tax liabilities	6,778	5,973
Retirement benefit liabilities	420	517
Provisions and other liabilities	3,517	4,354
	25,848	23,595
Equity
Attributable to shareholders of the company	25,473	23,005
Attributable to non-controlling interests	1,038	768
	26,511	23,773
	$52,359	$47,368

58	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

a)	Fort Hills and Quintette

i)	Fort Hills sale transaction

On October 26, 2022, we announced an agreement to sell our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor). Total Energies E&P Canada Ltd (TEPCA) exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest. The transaction value is consistent with the outlook at the October 2022 announcement date for the Fort Hills business reflected in the then most recent in-depth review of Fort Hills conducted by Suncor and the resulting long-range plan for the project. The disposal group was classified as discontinued operations and assets held for sale beginning in the fourth quarter of 2022.

The transaction closed on February 2, 2023 and we received $1.0 billion in cash, subject to customary post-closing adjustments.

Asset Impairment - Fort Hills

During 2022, we recorded a non-cash, pre-tax asset impairment of $1.2 billion (after-tax $961 million) as a result of the sale of our interest in Fort Hills. The aggregate cash proceeds received in the sale was approximately $1.0 billion. As part of the sale, we agreed to make scheduled payments to Suncor over the remaining term of the downstream contract in order to reduce the impact of certain pipeline tolls payable under that downstream contract indirectly assumed by Suncor. We will record a financial liability currently estimated at $264 million related to these downstream contracts on the closing date of February 2, 2023.

ii)	Quintette sale transaction

On December 19, 2022, we announced an agreement with Conuma Resources Limited to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. The disposal group did not meet the definition of discontinued operations. As at December 31, 2022, we have reclassified the assets and liabilities of Quintette as held for sale on the balance sheet. We have assessed the fair value of the Quintette assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded. The transaction subsequently closed on February 16, 2023.

59	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS, continued

iii)	Results of discontinued operations of the Fort Hills disposal group

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021
Revenue	$285	$210	$1,597	$715
Cost of sales	(299)	(248)	(1,291)	(848)
Gross profit (loss)	(14)	(38)	306	(133)
Asset impairment	(9)	—	(1,243)	—
Other operating income	7	6	6	—
Loss from discontinued operations	(16)	(32)	(931)	(133)
Net finance expense	(6)	(6)	(25)	(25)
Non-operating income	—	—	—	2
Loss from discontinued operations before taxes	(22)	(38)	(956)	(156)
Recovery of (provision for) income taxes	41	(9)	184	(99)
Profit (loss) from discontinued operations	$19	$(47)	$(772)	$(255)

iv)	Assets and liabilities of the Fort Hills disposal group and the Quintette disposal group held for sale as at December 31, 2022

(CAD$ in millions)	Fort Hills	Quintette	Total
Cash and cash equivalents	$34	$—	$34
Inventories	53	—	53
Prepaid and other current assets	49	—	49
Financial and other assets	42	1	43
Property, plant and equipment	1,124	263	1,387
Total assets held for sale	$1,302	$264	$1,566

Trade accounts payable and other liabilities	$172	$5	$177
Current portion of lease liabilities	9	—	9
Current income taxes payable	46	—	46
Lease liabilities	200	—	200
Deferred income tax liabilities	18	50	68
Provisions and other liabilities	110	35	145
Total liabilities associated with assets held for sale	$555	$90	$645

60	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS, continued

b)	Mesaba arrangement

On July 20, 2022 we announced an agreement with PolyMet Mining Corp. to form a 50:50 joint arrangement to advance PolyMet Mining Inc.'s NorthMet Project and Teck's Mesaba mineral deposit. The new joint arrangement will be named NewRange Copper Nickel LLC. As at December 31, 2022, we have reclassified property, plant and equipment and other assets of $14 million related to Mesaba to non-current assets held for sale. We have assessed the fair value of the Mesaba assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded. The transaction subsequently closed on February 15, 2023.

c)	San Nicolás arrangement

On September 16, 2022, we announced an agreement with Agnico Eagle Mines Limited to form a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Closing of the transaction will be subject to customary closing conditions, including receipt of all required regulatory approvals. We expect that this transaction will close in the first half of 2023. We have reclassified property, plant and equipment and other assets of $159 million related to San Nicolás to non-current assets held for sale. We have assessed the fair value of the San Nicolás assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded.

2.	ASSET IMPAIRMENT TESTING

Impairment Testing - 2022

During 2022, we assessed whether there were any indicators of impairment reversal or impairment for our assets and did not identify any matters requiring us to perform an impairment or impairment reversal test, with the exception of the Trail CGU. The results of our assessment of indicators of impairment related to assets held for sale are disclosed in Note 1.

Trail CGU

In the fourth quarter of 2022, as a result of increased costs and operating challenges at the Trail CGU, we performed an impairment test for our Trail CGU. Cash flow projections used in the analysis as at December 31, 2022 were based on an operating plan with cash flows covering a period of 80 years. The recoverable amount of our Trail CGU was approximately equal to the carrying amount of $1.2 billion at the date of testing.

Impairment Reversal - 2021

Carmen de Andacollo CGU

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we recorded a pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo CGU. The estimated post-tax recoverable amount was significantly higher than the carrying value. The impairment reversal affects the profit of our copper operating segment (Note 8).

61	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021
Settlement pricing adjustments	$60	$171	$(371)	$442
Share-based compensation (Note 7(a))	(88)	(43)	(236)	(125)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(272)	(26)	(128)	(108)
Care and maintenance costs	(14)	(20)	(59)	(65)
Social responsibility and donations	(16)	(13)	(65)	(27)
Loss on sale of assets	(5)	(9)	(13)	(14)
Commodity derivatives	24	(15)	35	(22)
Take or pay contract costs	(31)	(29)	(86)	(97)
Other	(69)	2	(179)	(64)
	$(411)	$18	$(1,102)	$(80)

4.	FINANCE EXPENSE

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021
Debt interest	$114	$74	$365	$298
Interest on advances from SMM/SC	35	11	89	37
Interest on lease liabilities	4	4	15	15
Letters of credit and standby fees	8	9	34	44
Accretion on decommissioning and restoration provisions	34	37	138	146
Other	15	6	51	20
	210	141	692	560
Less capitalized borrowing costs	(158)	(93)	(489)	(370)
	$52	$48	$203	$190

5.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2022	2021	2022	2021
QB2 variable consideration to IMSA and ENAMI	$13	$27	$(188)	$(141)
Gain (loss) on debt redemption or purchase	5	—	(58)	—
Foreign exchange gains	19	35	15	37
Other	(14)	(3)	(44)	(3)
	$23	$59	$(275)	$(107)

62	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	DEBT

($ in millions)	December 31, 2022			December 31, 2021
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
4.75% notes due January 2022 (a)	$—	$—	$—	$150	$190	$190
3.75% notes due February 2023 (a)	108	147	147	108	140	137
3.9% notes due July 2030 (a)	503	614	673	550	751	688
6.125% notes due October 2035 (a)	336	452	449	609	1,005	761
6.0% notes due August 2040 (a)	480	631	648	490	795	620
6.25% notes due July 2041 (a)	396	531	531	795	1,349	997
5.2% notes due March 2042 (a)	395	471	529	399	602	500
5.4% notes due February 2043 (a)	367	448	492	377	586	473
	2,585	3,294	3,469	3,478	5,418	4,366
QB2 project financing facility (b)	2,500	3,419	3,322	2,252	2,929	2,785
Carmen de Andacollo short-term loans (c)	52	71	71	—	—	—
Antamina loan agreements (d)	225	305	305	176	223	223
	$5,362	$7,089	$7,167	$5,906	$8,570	$7,374
Less current portion of debt	(454)	(616)	(616)	(168)	(213)	(213)
	$4,908	$6,473	$6,551	$5,738	$8,357	$7,161

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy.

a)	Notes Purchased or Redeemed

All of our outstanding notes are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, all of our outstanding notes, except for notes due October 2035, are callable at 100% (plus accrued interest to, but not including, the date of redemption) within three to six months of maturity.

On February 1, 2023, we repaid the 3.75% notes due 2023 at maturity for $144 million (US$108 million) plus accrued interest.

In 2022 we purchased US$93 million aggregate principal amount of our outstanding notes pursuant to an open market purchase order. The principal amount of the notes purchased comprised US$47 of the 3.9% notes due 2030, US$24 million of the 6.125% notes due 2035, US$8 million of the 6.25% notes due 2041, US$4 million of the 5.2% notes due 2042 and US$10 million of the 5.4% notes due 2043. The total cost of the purchases, which was funded from cash on hand, including the discounts and accrued interest was $120 million (US$90 million). We recorded a pre-tax gain of $5 million in non-operating income (expense) in connection with these purchases.

In 2022, we also purchased US$650 million aggregate principal amount of our outstanding notes pursuant to cash tender offers. The principal amount of the notes purchased comprised US$249 million of the 6.125% notes due 2035, US$10 million of the 6.0% notes due 2040, and US$391 million of the 6.25% notes due 2041. The total cost of the purchases, which was funded from cash on hand, including the premiums and accrued interest was $909 million (US$703 million). We recorded a pre-tax expense of $63 million in non-operating income (expense) in connection with these purchases.

63	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	DEBT, continued

In January 2022, we repaid the 4.75% notes due 2022 at maturity for $187 million (US$150 million) plus accrued interest.

b)	QB2 Project Financing Facility

As at December 31, 2022, the US$2.5 billion limited recourse QB2 project financing facility was fully drawn. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

c)	Carmen de Andacollo Short-Term Loans

As at December 31, 2022, we had $71 million (US $52 million) of debt outstanding in the form of fixed rate short-term bank loans with maturity of less than one year. The purpose of the loans is to fund short-term working capital requirements at Carmen de Andacollo.

d)	Antamina Loan Agreements

On July 12, 2021, Antamina entered into a US$1.0 billion loan agreement which is fully drawn as at December 31, 2022. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at LIBOR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

On December 24, 2021, Antamina entered into a US$80 million short-term loan agreement, which was repaid in January 2022. Our share of the amount drawn was US$18 million.

e)	Revolving Credit Facility

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at December 31, 2022, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.19 to 1.0 at December 31, 2022, not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2022, we had $2.7 billion of letters of credit outstanding.

We also had $849 million in surety bonds outstanding at December 31, 2022 to support current and future reclamation obligations.

64	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	EQUITY

a)	Share-Based Compensation

During the year ended December 31, 2022, we granted 1,729,260 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $45.51, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $17.13 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	6.1 years
Risk-free interest rate	1.50%
Dividend yield	1.10%
Expected volatility	41%

Share-based compensation expense related to stock options of $7 million and $26 million (2021 – $7 million and $28 million) was recorded for the three months and year ended December 31, 2022, respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the year ended December 31, 2022, we issued 1,007,737 Units. The total number of Units outstanding at December 31, 2022 was 5,631,322. Share-based compensation expense related to Units of $81 million and $210 million (2021 – $36 million and $97 million) was recorded for the three months and year ended December 31, 2022, respectively.

Total share-based compensation expense was $88 million and $236 million (2021 – $43 million and $125 million) (Note 3) for the three months and year ended December 31, 2022, respectively.

b)	Dividends

Dividends of $0.125 per share, totalling $64 million, were paid on our Class A common and Class B subordinate voting shares in the fourth quarter of 2022. Dividends totalling $532 million were paid on our Class A and Class B subordinate voting shares during the year ended December 31, 2022.

On February 18, 2023, our Board of Directors approved a $0.625 per share dividend, including a $0.50 per share supplemental dividend, on our Class A common shares and Class B subordinate voting shares, payable on March 31, 2023 to shareholders of record at the close of business on March 15, 2023

c)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2022, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2022 to November 1, 2023. All purchased shares will be cancelled.

During the year ended December 31, 2022, we purchased and cancelled 30,703,473 Class B subordinate voting shares for $1.4 billion. There were no purchases and no cancellations of Class B subordinate voting shares in 2021.

65	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have four reportable segments that we report to our Chief Executive Officer — copper, zinc, steelmaking coal and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of our announcement in 2022 to sell our 21.3% interest in Fort Hills and associated downstream assets, we have changed the composition of our reportable segments. Accordingly, the energy segment is no longer presented below, with information disclosed in Note 1, Assets Held for Sale and Discontinued Operations. We have also re-presented the previously reported segment information for the year ended December 31, 2021.

	Three months ended December 31, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$753	$813	$1,676	$—	$3,242
Less: Intra-segment revenue	—	(102)	—	—	(102)
Revenue	753	711	1,676	—	3,140
Cost of sales	(505)	(654)	(827)	—	(1,986)
Gross profit	248	57	849	—	1,154
Other operating income (expense)	11	(49)	(176)	(351)	(565)
Profit (loss) from operations	259	8	673	(351)	589
Net finance income (expense)	(85)	(8)	(21)	91	(23)
Non-operating income (expense)	34	(4)	(9)	2	23
Share of profit of associates and joint ventures	5	—	—	—	5
Profit (loss) before taxes from continuing operations	213	(4)	643	(258)	594
Capital expenditures from continuing operations	1,193	152	410	6	1,761

	Three months ended December 31, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$924	$1,140	$2,285	$—	$4,349
Less: Intra-segment revenue	—	(153)	—	—	(153)
Revenue	924	987	2,285	—	4,196
Cost of sales	(482)	(770)	(830)	—	(2,082)
Gross profit	442	217	1,455	—	2,114
Impairment reversal (Note 2)	215	—	—	—	215
Other operating income (expense)	13	4	38	(149)	(94)
Profit (loss) from operations	670	221	1,493	(149)	2,235
Net finance income (expense)	(30)	(12)	(23)	18	(47)
Non-operating income (expense)	38	1	(1)	21	59
Share of loss of associates and joint ventures	(1)	—	—	—	(1)
Profit (loss) before taxes from continuing operations	677	210	1,469	(110)	2,246
Capital expenditures from continuing operations	892	82	274	4	1,252

66	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	SEGMENTED INFORMATION, continued

	Year ended December 31, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$3,381	$4,181	$10,409	$—	$17,971
Less: Intra-segment revenue	—	(655)	—	—	(655)
Revenue	3,381	3,526	10,409	—	17,316
Cost of sales	(1,982)	(2,755)	(4,008)	—	(8,745)
Gross profit	1,399	771	6,401	—	8,571
Other operating expense	(367)	(55)	(398)	(765)	(1,585)
Profit (loss) from operations	1,032	716	6,003	(765)	6,986
Net finance income (expense)	(248)	(38)	(86)	222	(150)
Non-operating income (expense)	(185)	9	35	(134)	(275)
Share of profit of associates and joint ventures	4	—	—	—	4
Profit (loss) before taxes from continuing operations	603	687	5,952	(677)	6,565
Capital expenditures from continuing operations	3,910	370	1,167	18	5,465
Goodwill	416	—	702	—	1,118
Total assets from continuing operations	23,801	4,523	18,070	4,663	51,057
Total assets from discontinued operations - Unallocated	—	—	—	—	1,302
Total assets	23,801	4,523	18,070	4,663	52,359

	Year ended December 31, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$3,452	$3,574	$6,251	$—	$13,277
Less: Intra-segment revenue	—	(511)	—	—	(511)
Revenue	3,452	3,063	6,251	—	12,766
Cost of sales	(1,711)	(2,375)	(3,466)	—	(7,552)
Gross profit	1,741	688	2,785	—	5,214
Impairment reversal (Note 2)	215	—	—	—	215
Other operating income (expense)	(14)	(41)	153	(544)	(446)
Profit (loss) from operations	1,942	647	2,938	(544)	4,983
Net finance income (expense)	(116)	(47)	(91)	69	(185)
Non-operating income (expense)	(137)	4	—	26	(107)
Share of loss of associates and joint ventures	(3)	—	—	—	(3)
Profit (loss) before taxes from continuing operations	1,686	604	2,847	(449)	4,688
Capital expenditures from continuing operations	3,074	259	1,284	16	4,633
Goodwill	389	—	702	—	1,091
Total assets	18,077	4,401	18,390	6,500	47,368

67	Teck Resources Limited 2022 Fourth Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	SUBSEQUENT EVENT

On February 18, 2023, Teck’s Board of Directors approved the reorganization of Teck’s business (the Separation) to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd. (EVR). The Separation is structured as a spin-off of Teck’s steelmaking coal business by way of a distribution of EVR common shares to Teck shareholders. In consideration for the transfer of the specified assets and liabilities of the steelmaking coal business to EVR, EVR will issue preferred shares and grant a royalty (collectively, the “Transition Capital Structure”), as well as issue EVR common shares. Teck Metals will hold 87.5% of the Transition Capital Structure and will distribute all of the EVR common shares held by Teck to its shareholders. Teck has also reached agreements with Nippon Steel Corporation (NSC) and POSCO to exchange their non-controlling interests in the Elkview operations, and specifically with POSCO to exchange their direct interest in the Greenhills operations, for EVR’s common shares and a percentage of the Transition Capital Structure. In addition, NSC will invest approximately $1.0 billion to increase its interest in the Transition Capital Structure. As part of the analysis of the Separation, we estimated the fair value of the steelmaking coal group of CGUs expected to result from the transaction. We determined that the estimated fair value of the steelmaking coal group of CGUs exceeded the carrying value at December 31, 2022 and no impairment was identified. Completion of the transaction is subject to a number of customary conditions and if applicable court and shareholder approvals are received, completion of the transaction could occur in the second quarter of 2023.

68	Teck Resources Limited 2022 Fourth Quarter News Release